File No. 70-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

EIF NEPTUNE, LLC
One Penn Plaza, Suite 4507
250 West 34th Street
New York, New York 10119

STARWOOD ENERGY INVESTORS, L.L.C
591 West Putnam Avenue
Greenwich, Connecticut 06830

ATLANTIC ENERGY PARTNERS, LLC
P.O. Box 7320
Portland, Maine 04112

(Names of companies filing this statement and address of principal executive offices)

Andrew E. Schroeder
EIF Neptune LLC
One Penn Plaza, Suite 4507
250 West 34th Street
New York, New York 10119

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to:

Adam Wenner, Esq
Chadbourne & Parke LLP
1200 New Hampshire Avenue, NW
Washington, D.C. 20036

Glenn J. Berger
William Weeden
Paul Silverman
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, D.C. 20005

TABLE OF CONTENTS

FORM U-1 APPLICATION/DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

1.1   Introduction and General Request

EIF Neptune, LLC ("EIF"), Starwood Energy Investors, L.L.C. ("Starwood") (together, the "Regular Members") and Atlantic Energy Partners LLC ("Atlantic") hereby request the Commission to issue an order declaring, pursuant to Section 20 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act") and Section 5(e) of the Administrative Procedure Act ("APA"), 5 U.S.C. §554(e), that neither the Regular Members nor Atlantic (as defined below and collectively, the "Applicants") will become a holding company within the meaning of Section 2(a)(7) of the Act solely as a result of their proposed ownership of interests in a public-utility company, ("the Transaction") as described below.

1.2   Background

The Transaction involves the acquisition by the Applicants of non-managing member interests in Neptune Regional Transmission System, LLC ("Neptune LLC" or "Neptune"), a Delaware limited liability company. Neptune LLC is developing and will own and operate a 65-mile transmission line and associated interconnection facilities (the "Cable Project") that will extend from the First Energy Sayreville substation in New Jersey to the Long Island Power Authority ("LIPA") Newbridge Road substation in Long Island, New York. The Cable Project will use state-of-the-art high voltage undersea direct current ("HVDC") technology and will have a continuous transfer capacity of 660 megawatts. LIPA has entered into a Firm Transmission and Capacity Purchase Agreement ("FTCPA") with Neptune LLC pursuant to which LIPA is entitled to schedule and transmit electric energy over the Cable Project for a term of twenty years, at rates established in the FTCPA, commencing at the date of commercial operation, which is anticipated to be in the summer of 2007.

1.3   Description of the Parties

Neptune LLC is a limited liability company formed for the purpose of owning and operating the Cable Project. The Managing Member of Neptune LLC will be a to-be-formed limited liability company ("Newco"), which will have 100% of the voting rights of Neptune LLC. EIF and Starwood will invest in the Cable Project as regular members of Neptune LLC (the "Regular Members"). The Regular Members will hold 100% of the Class C Member Interests in Neptune.[1]

The sole member of EIF is United States Power Fund, L.P. ("USPF"), a Delaware limited partnership, and EIF US Power, LLC, a Delaware limited liability company, is the

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[1]   A chart showing the ownership of Neptune LLC is attached as Exhibit G-1.

general partner of USPF. Energy Investors Funds Group, LLC ("EIF LLC), a Delaware limited liability company, is the sole member of EIF US Power, LLC. USPF is a private equity fund that makes investments in U.S. utility and power assets; it is managed by EIF LLC. The sole member of Starwood is an individual.

Atlantic, a Maine limited liability company, was originally the sole member of Neptune LLC. Atlantic will hold 100 percent of the Class B Member Interests in Neptune and will be the Class B Member. Cianbro Development Corporation, a subsidiary of the Cianbro Companies, is the managing member of Atlantic. The other members of Atlantic are CTSBM Investments LLC, an affiliate of the law firm of Curtis Thaxter Stevens Broder & Micoleau, LLC; ESAI Energy Ventures of Wakefield, Massachusetts, a market research and financial analysis firm; Standard Energy Development, Inc. of Halifax, Nova Scotia, an affiliate of William Alexander & Associates Ltd., a Canadian project development firm; and Boundless Energy LLC, an affiliate of Tompkins Research and Management Consulting, which provides consulting services to the energy industry.

Newco will hold 100 percent of the class A Member Interests in Neptune and will be the Class A Member.

1.4 Development of the Cable Project

On May 30, 2003, LIPA issued a request for proposals ("RFP") for additional power generation to serve its electric load. The RFP sought power from resources either located on Long Island or transmitted to Long Island from off-Island generation sources, and it specifically contemplated responses involving a new generating facility on Long Island, a new transmission line to Long Island that would accommodate the delivery of energy from new or existing generation located on the mainland, and selling electricity from a generating facility located on the mainland via a new or existing transmission line to Long Island. On September 2, 2003, Neptune submitted a response to the RFP, and on May 26, 2004, LIPA selected Neptune's proposal, after extensive review of fourteen proposals it received in response to the RFP. On September 29, 2004, the LIPA Board of Trustees authorized LIPA to enter into the FTCPA with Neptune LLC.

The Federal Energy Regulatory Commission ("FERC") has approved the rate structure that Neptune LLC will use to charge for transmission services.[2] FERC required that operational control of the Cable Project be transferred to either the New York Independent System Operator or to the PJM Interconnection, L.L.C. ("PJM").

Neptune LLC will be an "electric corporation" under New York State utilities law (Public Service Law Section 2). The New Jersey Department of Public Utilities ("DPU") has indicated that Neptune LLC is not subject to the jurisdiction of the DPU. Development of the

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[2] *Neptune Regional Transmission System, LLC,* 96 FERC ¶ 61,147 (2001); order on reh'g, 96 FERC ¶ 61,326 (2001); *order on clarification,* 98 FERC ¶ 61,140 (2002); *order on additional clarification,* 103 FERC ¶ 61,213 (2003).

Cable Project will give LIPA and its customers access to lower-cost power available in the PJM region and will provide enough power for 600,000 homes in its service territory in an area where power supplies would otherwise be inadequate.

1.5   Structure of Neptune LLC

There are three classes of members of Neptune LLC. Class A Members (i.e., Newco) have one hundred percent of the voting rights; Class B Members (i.e., Atlantic) and Class C Members (i.e., EIF and Starwood) have no voting rights.[3] The Class C Members are obligated to make capital contributions as specified by the Amended and Restated Limited Liability Company Agreement of Neptune Regional Transmission System, LLC (the "LLC Agreement").[4] Class A and Class B members may, but are not required to make any contributions of capital or assets to Neptune. Newco is the "Manager" of Neptune, as that term is used in the Limited Liability Company Act of 1992 of the State of Delaware. The Manager is required to make distributions to the Members as specified in the LLC Agreement, in the amounts specified in the LLC Agreement, for the Initial Period, the Second Period, the Third Period, and the Final Period.

The total cost of the Cable Project is estimated to be approximately $625 million, of which approximately $125 million is expected to be equity provided by the Regular Members. Neptune LLC is currently in the process of structuring the debt financing for the Cable Project. Neptune LLC currently contemplates that the remainder of the total cost of the Cable Project will be financed by senior secured debt. Neptune may also raise subordinated debt and/or preferred equity, in which event the amount of equity provided by the Regular Members and/or the amount of the senior debt raised may be reduced to the extent of such subordinated debt and preferred equity.

When the Cable Project is completed and electric energy is first transmitted through it, Newco will become a holding company under the Act, and Neptune LLC will become an electric utility company that is a subsidiary company of Newco. Based on current projections concerning the revenues to be derived from operations within the State of New York, it is expected that Newco will qualify for an intrastate exemption under Section 3(a)(1) of the Act.

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[3]   As discussed below, while the Class B and Class C Members have no voting rights, certain actions require the prior written approval of the Class C Members. Moreover, as the Class C Members realize certain identified internal rates of return on their investment in Neptune LLC, the Class B Members also will be given the approval rights described in paragraph nos. 9, 10, 11,12,14,15, 16, 17, 23, 24, 26 and 28 listed under Section 1.7 below, which will require the Manager to obtain prior written approval of the Majority Class B Members with respect to such matters.

[4]   Although the LLC Agreement, which is attached as Exhibit A-1, has not yet been executed, the parties have agreed on the consent rights and termination provisions as reflected in Exhibit A-1, which are relevant to the issues which are the subject of this filing.

1.6 Responsibilities of the Manager

The LLC Agreement provides that responsibility for day-to-day management of Neptune is the responsibility of the Manager, Newco. As Manager, Newco will have authority, in its sole discretion and without the approval of the other members, but subject to the consent rights set forth in Section 1.7 below, to:

- open, maintain and close bank accounts and draw checks or other orders for the payment of monies;

- subject to the requirements of the Business Plan and the Annual Budget, develop and execute the capital expenditure priorities of Neptune in furtherance of Neptune's business;[5]

- establish financial reserves for the Neptune;

- expend the capital and revenues of Neptune in furtherance of Neptune's business, as described in Section 2.6 of the LLC Agreement, and pay, in accordance with the provisions of the LLC Agreement, all expenses, debts and obligations of Neptune to the extent that funds of Neptune are available therefore;

- make investments in Cash Equivalents, pending disbursement of Neptune funds in furtherance of Neptune's business, as described in Section 2.6 of the LLC Agreement, for Distributions or to provide a source from which to meet contingencies;

- enter into and terminate agreements and contracts with third parties in furtherance of Neptune's business, as described in Section 2.6 of the LLC Agreement, and institute, defend and settle litigation arising therefrom, and give receipts, releases and discharges with respect to all of the foregoing;

- maintain, at the expense of the Neptune, adequate records and accounts of all operations and expenditures and furnish any Member with the reports referred to in Section 9.2 of the LLC Agreement;

- adopt or modify risk management policies and insurance programs, including purchasing, at the expense of Neptune, liability, casualty, fire and other insurance and bonds to protect Neptune's properties, business, Members and employees;

- employ, at the expense of Neptune, consultants, accountants, attorneys, brokers, engineers, technical consultants, management consultants, appraisers, investment bankers, insurance advisers, escrow agents and other outside advisers (collectively, "Outside Advisers") as may reasonably be required for the purposes of Neptune and terminate such employment; provided that if any Affiliate of any Member is so employed, such employment shall be in accordance with Section 7.2, Section 7.3 and Section 7.4 of the LLC Agreement

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[5] Capitalized terms have the meaning given to them in the LLC Agreement.

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- make or cause to be made all filings required by applicable law or regulation and undertake all other actions to comply with such laws and regulations;

- represent Neptune as a member of any regional transmission organization or energy industry association, and as a stakeholder with respect to any independent system operator;

- make any public announcements related to Neptune;

- to the extent set forth in Article IX of the LLC Agreement, manage the tax matters of Neptune;

- incur Debt, borrow funds and/or issue guarantees, in each case for the conduct of Neptune's business as described in Section 2.6 of the LLC Agreement, and make all elections and determinations under the Credit Facilities;

- undertake on behalf of any Subsidiary (either directly or through its vote as an Equity Security holder) any action that it is permitted to take on behalf of Neptune pursuant to Section 7.1 and not otherwise restricted by the LLC Agreement;

- appoint, and direct the actions of, officials and agents of Neptune and its Subsidiaries, and delegate to such officials and agents any authority conferred upon the Manager under the LLC Agreement; and

- execute and deliver any and all other agreements, documents and other instruments necessary or incidental to the conduct of the business of Neptune.

1.7   Regular Member Consent Rights

The LLC Agreement provides that the prior written approval of a majority of the owners of Class C Member Interests will be required for the following actions by the Manager:

1. The entering into of any transaction involving potential conflicts of interests between Neptune and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by Neptune of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions.

2. After the commercial operation date of the Cable Project, adopting any Annual Budget or amendment thereto that is inconsistent with the business plan or the making of any expenditure exceeding the aggregate budgeted amount in the Annual Budget by an amount greater than the lesser of $500,000 per event or series of related events (but not otherwise cumulatively) and an amount equal to five percent (5%) of such budgeted

amount except expenditures reasonably incurred in connection with emergencies or mandates of any Governmental Authority.

3. The entering into of any joint venture, partnership or other material operating alliance with any other Person.

4. The settlement of any claims, legal proceedings or arbitration on behalf of Neptune that would materially adversely affect Neptune or any of its members or require the payment of more than $500,000 in the aggregate, or which include requests for injunction, specific performance or equitable relief and involve matters having a value in excess of $500,000 in the aggregate.

5. After the commercial operation date of the Cable Project, the execution and delivery of any contracts or any amendments thereto that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000 other than in accordance with any then current annual budget;

6. Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under any contracts that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000.

7. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

The unanimous prior written approval of the holders of Class C Member Interests will be required for the following actions:

8. Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under the FTCPA or the Engineering, Procurement and Construction Contract ("EPC Contract");

9. Any amendments or modifications to the definitions of Final Period, Final Period Allocation Percentages, Initial Period, Initial Period Allocation Percentages, Second Period, Second Period Allocation Percentages, Third Period or Third Period Allocation Percentages, or to Section 5.3, 6.1 or 6.2 of the LLC Agreement;

10. The sale, issuance or redemption of Equity Securities that might affect the interest of, as relevant, any Class B Member Interests or Class C Member Interests;

11. Any action (or failure to act) by Newco, Neptune or any of Neptune's Subsidiaries that would result in any other member of Neptune or its Affiliates (other than Newco and Neptune and their Subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under PUHCA or (b) being subject to any other federal or state regulation that in the reasonable discretion of Newco or of any such Member of Neptune or any such Affiliate would have an adverse effect on such Member of Neptune or any such Affiliate;

12. Any tax elections of Neptune that would impair the treatment of Neptune or of Neptune Urban Renewal L.L.C. ("NUR"), a wholly-owned subsidiary of Neptune, as a partnership or pass-through entity for tax purposes;

13. Any material loans made by Neptune or the provision of any material financial guarantees by Neptune;

14. Any amendments to the organizational documents of Neptune (included the LLC Agreement) or any Subsidiary of Neptune, so as to change the powers, preferences or rights of Members, or in a manner that would otherwise adversely affect the rights of Members;

15. The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of Member Interests other than as provided in the LLC Agreement;

16. Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination;

17. Any change in the principal nature of the business of Neptune or any of its Subsidiaries;

18. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

The following actions will require the approval of the "Super-Majority Class C Members," which is defined in the LLC Agreement as more than eighty percent of the Class C Member Interests of all Class C Members:

19. Any material amendments or material change orders to the FTCPA or the EPC Contract;

20. Any sale, lease, exchange, transfer or other disposition of material assets or businesses of the Project or Neptune or Neptune's subsidiaries

(including without limitation, the capital stock or membership interests of any Subsidiary) other than sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business;

21. Any affirmative grants of security interests or other encumbrances in the material assets of the Project or Neptune;

22. After the commercial operation date of the Cable Project, any issuance of Debt by Neptune or NUR in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of Neptune or its subsidiaries (whether for borrowed money or otherwise);

23. The filing of any application to obtain, or any material amendment to, a material Project Permit, or any material filing in connection with Neptune, NUR or the Project, or any material changes to the foregoing;

24. Any material tax elections by Neptune (other than those described in paragraph 12 above);

25. The purchase, lease or other acquisition by Neptune of any securities or assets of any other Person, except for acquisitions of products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current Annual Budget and the Business Plan;

26. Any effectuation of a public offering, private sale or other change of control of Neptune (other than financing activities otherwise approved in the LLC Agreement);

27. The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law, the consenting to or acquiescing in the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding, the making of a general assignment for the benefit of creditors, the admitting in writing of its inability, or the failure generally, to pay its debts as they become due, or the taking of any action for the purpose of effecting any of the foregoing;

28. The making of any material change in accounting practices, except to the extent required by law or GAAP, or voluntarily changing or termination of the appointment of Neptune's accountants as of the Effective Date;

29. The adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of Neptune, including any change in the compensation or terms of employment of such executive officers; or (b) any material employee benefit plan for employees of Neptune;

30. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

Finally, during the "Third Period" and the "Final Period," as defined in the LLC Agreement, the prior written approval of the Majority Class B Members will be required for Newco to take any of the actions described in paragraphs 9; 10; 11; 12; 14; 15; 16; 17; 23; 24; 26; or 28 above.

The LLC Agreement provides that the Manager may be removed by a Majority of the Class C Members, if the Manager (i) transfers its Class A Member Interest in violation of the LLC Agreement, (ii) fails to perform or otherwise is in breach of its material obligations under the LLC Agreement, or (iii) has made a "Controllable Management Decision" that in the reasonable judgment of a Majority of Class C Members has resulted in a "Material Earnings Failure." A "Controllable Management Decision" is an action or omission by the Manager, but excludes the effects on Neptune's financial results due to changes in laws or unforeseeable market conditions or due to the actions of regulators, provided the Manager has not failed to manage Neptune's relations with regulators in accordance with Good Industry Practice. A "Material Earnings Failure" is the failure of Neptune to achieve the cumulative earnings before income taxes, depreciation and amortization contemplated in the Business Plan and Annual Budget by two percent or more for any calendar year ending after the commercial operation date of the Cable Project, with exceptions for specified causes.

In addition, the Manager may be removed if Neptune has the right to terminate the Management Services Agreement to be entered into by and between Newco and Neptune (the "Management Services Agreement"). A right of termination under the Management Services Agreement arises if (i) Newco commits a material breach of that agreement, (ii) the sole member of Newco (the "Executive") fails to discharge his duties in accordance with Good Industry Practice, takes an action that materially adversely affects his reputation in the business community, or voluntarily resigns, (iii) until the second anniversary of the commercial operation date, the Executive fails to devote substantially all of his business time to the affairs of Neptune, and after that date, fails to devote a reasonable portion of his time to the affairs of Neptune, (iv) the Executive ceases to be the sole member of Newco and to manage Neptune in that capacity, (v) the Executive is guilty of gross misconduct or dishonesty in connection with his employment by the Manager, has chronic alcoholism or drug addition, or is convicted of, admits or pleads nolo contrendre to a felony, or (vi) Newco files a petition in bankruptcy, commences or is placed

in a process of complete liquidation, or suffers the appointment of a receiver for any substantial portion of its business who is not discharged within ninety days after his appointment.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

The amount of fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application will be filed by amendment.

ITEM 3. APPLICABLE STATUTORY PROVISIONS

Applicants consider Sections 2(a)(7), 2(a)(17), and 20 of the Act and Section 5(e) of the Administrative Procedure Act to be applicable to their request. To the extent that the relief sought in this Application is considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

3.1 The Regular Member Interests are Not Voting Securities

A "voting security" is defined in Section 2(a)(17) of the Act as "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company." The Commission staff (the "Staff") has issued a number of no-action letters supporting the conclusion that the consent rights associated with the Regular Members' and Atlantic's interests in Neptune do not cause those interests to be considered "voting securities" under the Act.[6] See, e.g., Evercore METC Investments Inc., et al, (November 25, 2003); General Electric Capital Corp., (April 26, 2002) ("GE Capital"); k1 Ventures. et al., (July 28, 2003); SW Acquisition L.P. (April 12, 2000); Berkshire Hathaway Inc. (March 10, 2000); Torchmark Corp. (January 19, 1996); Commonwealth Atlantic L.P. (November 30, 1991); Nevada Sun-Peak L.P. (May 14, 1991) ("Nevada Sun-Peak"); and John Hancock Mutual Life Ins. Company (July 23, 1986). In this series of no-action letters, the Staff has identified numerous types of consent rights that do not cause the holder of such rights to be deemed to have a vote in the direction or management of the underlying holding company or utility. The Staff has recognized that these consent rights are intended to protect the investment of the limited partners or preferred shareholders, similar to the rights granted to debt holders by means of negative covenants in debt instruments. Although the no-action letters do not bind the Commission, Applicants believe that the reasoning in these letters is persuasive and consistent with the policies and provisions of the Act. While the no-action letters are neither agency rule-

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[6]   In Evercore, the applicant noted that the limited partnership that was the subject of its no-action letter request might be converted into a limited liability company, and stated that the applicant expected that as long as the consent rights of any non-managing members are less extensive or equivalent to the consent rights held by the limited partners, they could continue to rely on the Staff's response to the no-action request. The Staff's letter did not raise objections to this statement, and accordingly this application, which similarly addresses non-managing member interests of a limited liability company, treats the consent rights as equivalent to those of limited partners, for purpose of the analysis. We note that this approach was taken in k1Ventures without objection by the Staff.

making nor adjudication, they do represent reasoned attempts to interpret the law and are entitled to deference in that regard.

The consent rights held by the Regular Members and Atlantic here compare favorably with the rights which the Staff has considered in recent no-action letters. For example in SW Acquisition the Staff determined not to recommend enforcement action in respect of the position that limited partners holding 99.9% of the total equity of the partnership (with the largest limited partner owning a 24.38% interest) would not be deemed to hold voting securities in the partnership (and thus would not be deemed a holding company or an affiliate of the electric utility that was owned by such partnership), taking into account the consent rights granted to its limited partners. In that case, the limited partners were granted consent rights concerning: (i) distributions under the partnership agreement, (ii) a public offering of the securities of the partnership or its subsidiaries, (iii) changes in the aggregate of greater than 15% to the business plan and annual operating budget, (iv) contracts for goods and services, or the incurrence of indebtedness, in excess of $1 million, except in accordance with the current business plan and annual budget, (v) mergers, joint ventures, partnerships and similar transactions, (vi) capital expenditures that vary from the current budget by $5 million or more, (vii) material changes in accounting practices or a change of the partnership's accountant, (viii) initiating certain actions or suits in excess of $1 million, and (ix) adopting material employee benefits plans or employment agreements. This list of consent rights in SW Acquisition expanded upon the consent rights described in prior no-action letter requests and provided the limited partners with significant protections from adverse actions by the partnership with respect to financial matters, extraordinary corporation transactions and events, as well as potential conflicts with the general partner.

Subsequently, in GE Capital, the Staff concurred with the opinion that the limited partnership interests described in that request did not constitute "voting securities" based on factual circumstances similar to those set forth in this letter. In GE Capital, the single limited partner held 99.82% of the equity of the partnership, and the limited partner was granted consent rights with respect to a broad array of events.[7] The consent rights held by the Regular Members

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[7]   The limited partner in GE Capital held consent rights with respect to each of the following events: (i) any reorganization, merger, consolidation, liquidation, dissolution or similar transaction (provided that the foregoing could be accomplished by the general partner so long as a threshold return on investment was achieved for the limited partner, such transaction being a "Qualified Event"), (ii) any distribution by a subsidiary of the Partnership, (iii) the sale, issuance or redemption of equity securities that might affect the Limited Partner's interest in the Partnership, except upon the occurrence of a Qualified Event, (iv) the voluntary incurrence of indebtedness in excess of $10,000,000, or the prepayment or waiver of any indebtedness, (v) any agreement for goods or services in excess of $2,000,000 other than in accordance with any then current annual operating or capital budget and business plan, (vi) capital expenditures greater than $2,000,000 per event or series of related events (but not otherwise cumulatively) more than the amount contemplated by the then current annual operating or capital budget, (vii) the purchase, lease or other acquisition of any securities or assets, except in the ordinary course of business or pursuant to the then current annual operating or capital budget and business plan, (viii) the disposition of 25% or more of the fair market value of the [holding company's or operating company's] assets or businesses, (ix) the entering into of any joint venture, partnership or other material operating alliance with any other person, (x) the making of any material change in accounting practices, (xi) the commencement of any bankruptcy proceeding, (xii) any employment contract with an executive officer or any employee stock option plan or any other material employee benefit plan, (xiii) the changing of the principal line of business of the [holding company or operating company],

and Atlantic in the instant case closely match the consent rights granted to the limited partner in GE Capital.

Also recently, in k1 Ventures, the Staff concurred with the opinion that the non-managing membership interests described in that request did not constitute "voting securities" based on factual circumstances again similar to those set forth in this letter. In k1 Ventures, the single non-managing member held 99.9% of the membership interests of the limited liability company and held consent rights concerning a wide variety of events.[8] The consent rights

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(xiv) the adoption of any change in an annual operating or capital budget of more than 15% or the adoption of any annual operating or capital budget that is inconsistent with the business plan, (xv) the exercising of its right to vote the equity interests of any subsidiary of the Partnership in extraordinary circumstances, (xvi) the effectuation of a public offering or private sale or other change of control, (xvii) any transaction involving conflicts of interest between the Partnership and the General Partner, (xviii) the amendment of the Partnership's or the General Partner's organizational documents adversely affecting the Limited Partner, (xix) actions regarding material governmental permit or approval rate proceeding, (xx) the settlement or compromise of any action that would materially adversely affect the Partnership or require the payment of more than $2,000,000, (xxi) any action (or failure to act) resulting in the Limited Partner being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under the 1935 Act, (xxii) the entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

[8]   In particular, the non-managing member in k1 Ventures held consent rights with respect to each of the following events at both the holding company and the operating company level: (i) any transactions with the Managing Member or any Affiliate of the Managing Member; (ii) any distributions to the members of the LLC; (iii) (x) any offering or issuance of equity securities or interests, or any instrument convertible into any equity security or interest or (y) any offering or issuance of debt securities or other voluntary incurrence of indebtedness in excess of $300,000 in the aggregate, other than in accordance with the Annual Business Plan and Operating Budget; (iv) any modification of name; (v) changes in the principal line of business; (vi) any amendments to organizational documents; (vii) any entry into contracts for goods and services, individually or in a series or related transactions in excess of $300,000, other than in accordance with the Annual Business Plan and Operating Budget; (viii) any capital expenditures, or capital expenditures commitment, that vary from the Operating Budgets by $750,000 per event or series of related events but otherwise not cumulatively; (ix) any merger, joint venture, partnership or similar transaction, or liquidation, winding-up or dissolution; (x) any disposition of any businesses or assets or any acquisition of any stock or assets of another entity (other than in the ordinary course of business and provided that such disposal or acquisition is not significant in nature) or any entering into any new line of business; (xi) any creation of a new class of equity; (xii) any material change in accounting practices or change in accountant; (xiii) the commencement of any bankruptcy or receivership proceeding; (xiv) the initiation or settlement of any litigation, arbitration, actions or suits in excess of $500,000; (xv) adopting or amending any employee stock option plan or other material employee benefit plan; (xvi) the approval of or changes to the Annual Business Plan and the approval of the Operating Budget or changes thereto of 15% or more in the aggregate; (xvii) any reduction of the capital or any variation of the rights attached to any shares; (xviii) the entry into any agreement or arrangement which is not in the ordinary course of its business other than as expressly permitted by (x) the Annual Business Plan or Operating Budget, or (y) Sections (iii), (vii), (viii) or (xiv) hereof; (xix) the provision of any guarantee or indemnity in excess of $300,000 in the aggregate or as expressly permitted by the Annual Business Plan or Operating Budget; (xx) the making of any loan or advance to any person, firm, body corporate or other entity or business other than normal trade credit or otherwise in the normal course of business and on an arm's length basis; (xxi) [any action that would] cause subjection to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act; and (xxii) [any action that would] cause any Member or its Affiliate to become subject to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act.

associated with the interests of the Regular Members and Atlantic in this matter also closely match the consent rights granted to the non-managing member in k1 Ventures.

Most recently, in Evercore, the Staff agreed not to recommend any enforcement action under Section 2(a)(7) of the Act against limited partners as a result of certain consent rights associated with the limited partners' interest in the partnership. As demonstrated by the chart attached as Attachment II, the proposed consent rights in this matter compare favorably with those considered in these no-action letters.

Furthermore, on several occasions the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See, e.g., k1-Ventures (consent of single limited partner); General Electric Capital Corporation (consent of single limited partner); Nevada-Sun Peak (consent of single limited partner required for extensive list of "major business decisions"); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified "major events"); accord, Berkshire Hathaway, Inc. (March 10, 2000) (consent of corporation holding preferred shares required for specified actions). The requirement for consent of a single limited partner is similar, for purposes of this analysis, to the requirement for unanimous approval of the Regular Members for certain actions in this application, since both provisions permit a single investor to block the actions set forth in the limited partnership or limited liability company agreement.

For these reasons, the Commission should find that the consent rights granted to the Regular Members, who are the holders of the Class C Interests, will not cause the Class C Interests to be deemed to be "voting securities" within the meaning of the Act, and thus will not cause a Regular Member to be a holding company within the meaning of Section 2(a)(7)(A). Similarly, the Commission should find that no Class B Member will become a holding company within the meaning of Section 2(a)(7)(A) if the aforementioned identified internal rates of return of the Class C Members are met.

3.2 The Regular Members Will Not Exercise Such a Controlling Influence Over Neptune that Regulation Would be Required Under the Act

Under Section 2(a)(7)(B) of the Act, the owner of less than 10% of the voting securities of a holding company or a public-utility company is not presumed to control such holding company or public-utility company unless the Commission determines, after notice and opportunity for hearing, that such owner exercises such a controlling influence over the holding company or public-utility company in question that the Commission finds it necessary or appropriate to regulate the owner as a holding company under the Act.

Here, the Commission should find that the structure and terms of the Regular Members' investment in Neptune demonstrate that the Regular Members will not have such controlling influence over the management or policies of Neptune that regulation under the Act is required. In reaching this conclusion the Commission should rely on the similarities of the facts here to those in prior no-action letter requests granted by the Staff; and in particular the

Evercore, k1 Ventures and GE Capital. As demonstrated by Attachment II, virtually all of the consent rights that the Regular Members will hold in Neptune are identical to, not materially different from, and in some cases, more limited than the consent rights that have been approved in prior no-action letters. For example, the non-managing member in k1 Ventures has consent rights with respect to the offering of debt securities or other voluntary incurrence of indebtedness in excess of $300,000. Here, the consent rights of the Super-Majority Class C Members in similar circumstances are triggered only by the issuance of indebtedness in excess of $10 million. The k1 Ventures non-managing member also has consent rights with respect to the entry into contracts for goods and services in excess of $300,000, other than those in accordance with the annual business plan and operating budget. Here, the Regular Members' consent rights in similar circumstances will only be triggered by transactions in excess of $500,000.

Most of the Regular Members' consent rights are identical or nearly identical to rights that previously have been accepted in other no-action letters. With respect to approval of loans, in k1 Ventures, approval of the non-managing member was required for "any" loan, other than normal trade credit or otherwise in the normal course of business. Here, Regular Member approval is required only for "material" loans or financial guarantees by Neptune.[9]

In the instant case, the LLC Agreement provides that consent of the Regular Members is required prior to Neptune's taking any action that would result in a material default or a right of acceleration of any material payment or termination under any contract that creates or could reasonably be expected to create an obligation in excess of $500,000. This provision is the complement to the above-cited requirement for consent for the execution of contracts or contract amendments that create or reasonably could create an obligation in excess of $500,000 except in accordance with the approved budget. Under the LLC Agreement, a contract of this amount could only be entered into if it is consistent with the approved budget or if it has been approved by the Regular Members; hence committing a material default or otherwise adversely affecting such a contract, absent Regular Member consent, could amount to an action inconsistent with the approved budget and thus threaten the financial integrity of the investment by the Regular Members.

Also, the consent of a Super-Majority of the Class C Members is required for any "material amendment or material change orders" to FTCPA and the EPC Contract with Siemens Power Transmission and Distribution, Inc. and Pirelli Power Cables and Systems LLC. The consent of a majority of the Class C Members is also required for the taking of any action that would result in a material default or a right of acceleration of any material payment, or termination, under either of these contracts; and the consent of a Super-Majority of the Class C

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[9]   Item (vii) of the limited partner/non-managing member consent rights in Evercore and GE Capital requires approval for "the purchase, lease or other acquisition of any securities or assets of any person, except for the acquisitions of securities, products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current annual operating or capital budget and business plan approved in accordance with these consent rights." This provision requires approval of loans evidenced by notes or otherwise characterized as "securities" that do not fall within the stated exception.

Members is required for the granting of security interests or other encumbrances on the material assets of the Project or Neptune.

In contrast to the circumstances in k1 Ventures, GE Capital and Evercore, here the only utility asset that Neptune will own is the Cable Project, a to-be-constructed transmission line, and the only revenues that Neptune will receive are payments under the FTCPA and "backhaul" sales from Long Island to New Jersey. In contrast, the above-cited cases involved the acquisitions of existing utility systems, which were already constructed and which did not depend on a single contract for all of their revenue. The right to approve changes in the contracts that govern the construction of this sole asset under the EPC Contract, (and which will be substantially completed by commercial operation), and that determine the sole revenue stream, and the right to prevent inappropriate defaults of these contracts are necessary to protect the Regular Members' investment in Neptune and do not constitute involvement in the day-to-day management of Neptune.

The circumstances are comparable to those in Nevada Sun-Peak, which also involved ownership of a single asset public-utility company, where a single generating plant was the sole asset of the company and was the source of all of its revenue. In that case, limited partner approval was required to amend any material provision of any "Project Agreement", which included the limited partnership agreement, the power sale agreement, an O & M agreement, an EPC Contract, leasing contracts and a project finance credit facility. There, as in the instant case, material amendment of the contracts underlying the public-utility company's sole utility asset could undermine the basis for investment, and accordingly protection of that investment justified the requirement for approval by the limited partner of changes to these key contracts.

This same rationale applies to the granting of security interests in Neptune's assets, which will be comprised solely of the Cable Project. Granting security interests in this asset poses the risk of foreclosure on the asset in which the Regular Members' investment is made, and protection of their investment requires that their approval be obtained for such an action.

The requirement for Regular Member consent for amendments or modifications to the allocation percentages in the LLC Agreement is also similar to the requirement for limited partner approval for changes to the limited partnership agreement in Nevada Sun-Peak. In both cases, changes to the agreement would effect changes to the returns that the investor receives on its investment, so that consent rights are necessary prevent amendments that could deprive the investor of the value of its investment. The same rationale applies to material tax elections by Neptune. The election of a certain tax treatment can have financial implications for the investors over the life of Neptune's asset, and the requirement for Regular Member approval of this type of action protects the Regular Members' investment.

Regular Member consent is required for the adoption of any annual budget or amendment to the annual budget that is inconsistent with the business plan. In SW Acquisition, the Staff approved a provision for limited partner approval of any changes in the aggregate greater than 15% to the business and annual operating budget. Also, in Evercore, limited partner

approval was required for adoption of any annual budget inconsistent with the business plan, subject to the requirement that such approval not be unreasonably withheld. Further, in k1 Ventures, regular member approval was required for changes to the annual business plan or the operating budget of 15% or more in the aggregate. The limited liability company agreement in k1 Ventures required non-managing member approval of capital expenditures that vary from the budget by $750,000 or more.

The Neptune LLC Agreement case provides that approval by the Regular Members is required for the making of any expenditure exceeding the budgeted amount by an amount greater than the lesser of $500,000 per event or series of related events and 5% of the budgeted amount, except for expenditures incurred in emergencies or mandated by a governmental authority.

The above-described provisions are the only ones that differ in any material respect from the consent rights that have been included in several of the no-action letters referenced above.[10]

The determination of whether a party has a "controlling influence" is a judgment to be made by the Commission based on the facts of a particular case. In the past, the Commission has relied on the following facts and circumstances in making its determination: "(i) the terms and provisions of the securities that create the relationship, (ii) whether there are agreements between those with voting control and others who have invested in the company, (iii) any past or present business relationship between the entities with voting control and the company and (iv) the nature of the parties involved, including whether there is capable, independent and financially interested management to operate the public utility and holding company." Berkshire Hathaway. Inc.

As shown above, the consent rights to be held by the Regular Members are consistent with the rights granted to other similar investors that have received no-action letter assurances. The Regular Members have no ability to control the management or day-to-day operations of Neptune, and as described above, the LLC Agreement provides that the Manager (the managing Member) has the exclusive right to control the business of the Partnership. The Regular Members are passive investors with merely an economic interest in Neptune. The consent rights, which are similar to the consent rights retained by classes of debt holders, are necessary to help protect such investors from extraordinary events outside of the ordinary course (such as the sale of a material portion of assets, or an issuance of securities in parity or senior to the interests of the preferred stock) that might adversely affect the rights or preferences of such investors. Similarly, the right to remove the Manager under the circumstances specified above is similar to the removal rights that the Staff has approved in Evercore, k1 Ventures and GE Capital.

Moreover, that consent of a super-majority of the Class C Members is required for some of the above-described actions, and unanimous consent of the Class C Members is required for

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[10]   The specific provisions are shown on Exhibit G-2.

other such actions does not alter the conclusion that these Members do not exercise a controlling influence over Neptune. On several occasions the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See e.g., Nevada Sun-Peak (consent of single limited partner required for extensive list of "major business decisions"); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified "major events"); accord, Berkshire Hathaway, Inc. (consent of corporation holding preferred shares required for specified actions; and GE Capital (consent of single limited partner required for certain transactions that might materially affect the limited partner's investment in the partnership). The requirement for unanimous consent for certain actions of Neptune is analogous to consent rights granted to a single partner; accordingly, consistent with the above-cited no-action letters, it does not result in a single Class C Member exerting a controlling influence. Similarly, that consent requires approval of a super-majority or a majority of the Class C Members does not affect the independence of Neptune.

Other characteristics of the business and financing of the Cable Project help to protect against any abuses under the Act and thus the Commission would have no basis to conclude that regulation of the Regular Members under the Act is necessary or appropriate in the public interest or for the protection of investors or consumers. Neptune will be privately held. The Applicants are sophisticated parties that have been well informed as to the nature of their investment. Neptune will be subject to regulation by FERC under the Federal Power Act, as well as certain state regulation as to siting and safety issues by the New York and New Jersey commissions. FERC's regulation of Neptune includes regulation of its transmission service through FERC's jurisdiction over Neptune's open access transmission tariff and the sale of transmission services. In addition, FERC has detailed rules and regulations to protect against affiliate abuses and other potential causes of unjust, unreasonable or discriminatory rates to transmission customers. With respect to rates, the FTCPA fixes rates over a twenty year term.[11] Further, FERC has required the transfer of operational control over Neptune's transmission facilities to either PJM or the New York Independent System Operation. That requirement complies with FERC's explicit goal of promoting the independent ownership of transmission facilities.

For these reasons, the Commission should find that the Regular Members, and the Class B Members if the identified internal rates of return of the Class C Members are met, do not exercise a controlling influence over the management or policies of Neptune as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the Regular Members and the Class B Members be subject to regulation under the Act.

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[11]   The instant situation is nearly identical to the facts presented in Nevada Sun-Peak L.P., in which the utility's debt and equity were held by private investors, the utility had no retail customers and its wholesale rates were fixed for a number of years under a FERC-approved contract.

3.3   The Commission is Authorized to Issue a Declaratory Order in this
        Proceeding

Applicants wish to clarify the statutory basis of the procedural aspects of their request.
Section 2(a)(7) of the Act provides procedures for issuing declaratory orders relating holding
company status, but these do not address the specific situation in which the Applicants find
themselves. That section defines a "holding company" as:

> (A) any company which directly or indirectly owns, controls, or holds with power to
> vote, 10 per centum or more of the outstanding voting securities of a public-utility
> company or of a holding company which is a holding company by virtue of this
> clause or clause (B), unless the Commission, as hereinafter provided, by order
> declares such company not to be a holding company; and

> (B) any person which the Commission determines, after notice and an opportunity for
> hearing, directly or indirectly, to exercise (either alone or pursuant to an arrangement
> or understanding with one or more other persons) such a controlling influence over
> the management or policies of any public-utility or holding company as to make it
> necessary or appropriate in the public interest or for the protection of investors or
> consumers that the applicant be subject to the obligations, duties, and liabilities
> imposed in this title upon holding companies.

As explained above, neither the Regular Members nor Atlantic will directly or indirectly,
own, control or hold with the power to vote 10% or more of the "voting securities" of a public
utility company or of a holding company, as the term "voting security" is defined in Section
2(a)(17) of the Act. In short, they will not fall within the definition of a "holding company" set
forth in Section 2(a)(7)(A) of the Act, or, stated differently for present purposes, the facts
necessary to establish a prima facie case for the existence of a holding company will not exist.
As also explained above, the Regular Members and Atlantic will not exercise an impermissible
controlling influence over the management or policies of Neptune LLC. Therefore, there will be
no reason for the Commission to exercise its discretionary powers under Section 2(a)(7)(B) of
the Act to find an entity to be a holding company in the absence of the facts necessary to support
a prima facie case.

But while Section 2(a)(7) the Act contains procedures for finding an entity not to be a
holding company where a prima facie case of holding company status exists, and procedures for
finding a company to be a holding company where a prima facie case does not exist, it does not
explicitly establish procedures for finding a company not to be a holding company where no
prima facie case exists. The absence of such a procedure is not surprising. When Congress
originally passed the Act, the issues it faced were created by complex existing holding
companies. The Commission's fundamental task in its early administration of the Act was to
implement a process through which those companies would be brought into compliance with the
requirements of Section 11 of the Act. Under these pressing circumstances, the critical threshold
question was who was a holding company, not who was not. To the extent the latter issue had
practical significance, it was largely with respect to prima facie holding companies that had

divested some, but not all, of their jurisdictional interests. In any event, the entire focus was on industry incumbents, not new entrants such as the Applicants.[12]

Through the Commission's efforts, the initial crisis the Act was intended to address has long since been stabilized, and a well-developed pattern of regulation has been established. Under these circumstances, the question of who is not a holding company is frequently more pressing than the question of who is a holding company. The Commission has broad powers, in particular under Section 2(a)(7)(B) to find parties to be holding companies where a prima facie case of holding company status does not exist. Regulation under the Act can have far reaching consequences, and uncertainty about whether a transaction might cause a party to become a holding company can create a significant disincentive to undertaking that transaction. This, in turn, can have far-reaching adverse consequences for the utility industry and consumers by discouraging investment. In short, even though not provided for explicitly in Section 2(a)(7) of the Act, there frequently is a pressing need for the type of relief the Applicants are requesting.

The Commission has acknowledged repeatedly over many years the legitimacy of such requests, as evidenced by the no-action letters cited elsewhere in this Application. In most cases, the uncertainty in question involves the issue of whether a specific interest constitutes a voting security, as defined in Section 2(a)(17) of the Act. As a result, the Commission has, in a long series of no-action letters, developed a relatively comprehensive set of standards for assessing this issue. However, the Commission has at its disposal other means for making such determinations. Applicants submit that Section 20 of the Act permits the Commission to issue the type of declaratory order sought here. As discussed below, this view is supported by the practice of the Federal Energy Regulatory Commission ("FERC") of issuing declaratory orders with regard to analogous issues using statutory language that is virtually identical to that found in Section 20 of the Act. In addition, the declaratory order provisions of the Administrative Procedure Act ("APA"), as applied by many federal agencies, provides a second procedural basis for the relief Applicants seek.

Section 309 of the Federal Power Act ("FPA") grants FERC the power to, among other things, "prescribe, issue, make, amend, and rescind such orders, rules, and regulations as it may find necessary or appropriate to carry out the provisions of this Act."[13] Section 20 of the Act provides that the Commission has the authority, among other things, "to make, issue, amend, and rescind such rules and regulations and such orders as it may deem necessary or appropriate to carry out the provisions of this title. . . ." In short, each statute contains essentially the same provisions on this point. It is worth nothing that the Act and the FPA are each titles of a larger statute, the Public Utility Act of 1935. It is therefore not surprising that they contain parallel language at various points, and their close relationship suggests that similar meaning should be

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[12]   See, H. M. Byllesby & Co., 6 S.E.C. 639 (1940); United Corp., 13 S.E.C. 854 (1943). See also the Staff Memorandum of Paul Roye to Chairman William H. Donaldson dated June 28, 2004 at 17-24, where this issue is discussed at length.

[13]   16 U.S.C. § 825h.

19

given to such language where appropriate. Applicants suggest that it is appropriate to do so in this case.

Situations similar to that faced by the Applicants arise frequently under the FPA. In particular, entities that will have ownership interests in utility assets in sale/leaseback or other essentially financing transactions frequently need assurances that they will not be subject to regulation as public utilities under the FPA. Section 201(e) of the FPA defines a "public utility" as "any person who owns or operates facilities" subject to FERC's jurisdiction under Part II of the FPA. Such facilities include any facilities used for the transmission of electric power for sale at wholesale in interstate commerce, including most interconnection facilities found at most generating facilities. Companies such as facility lessors and other passive owners are therefore potentially subject to regulation as public utilities under the FPA, and the FPA does provide specific procedures for determining that such parties are not public utilities. Uncertainty as to potential exposure to regulation under the FPA can be a disincentive to investment in precisely the same way as potential exposure to regulation under the Act.

FERC has acknowledged this problem and has resorted to general authority under the FPA and the APA to issue numerous declaratory orders in such situations disclaiming jurisdiction over parties as public utilities under Section 201(e) of the FPA. FERC has concluded that Section 309 of the FPA provides sufficient authority for such actions.[14] In most cases these orders are issued in informal adjudications that do not involve trial-type hearings.[15] In short, a major federal agency has used language that parallels Section 20 of the Act to issue declaratory orders, using procedures similar to those applicable in this case, to remove uncertainty of the same type that the Applicants face. All of this confirms that Section 20 of the Act establishes a basis for granting the relief Applicants seek.

Section 5(e) of the Administrative Procedure Act, 5 U.S.C. Section 554(e), provides a second, independent basis for such relief.[16] It provides that an agency "with like effect as in the case of other orders, and in its sound discretion, may issue a declaratory order to terminate a controversy or remove uncertainty." The Commission has relied on this provision previously.[17] In Pacific Northwest, the Commission issued a declaratory order determining that a company engaged in the development of utility assets, in the form of a hydro electric dam, would not be

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[14] Niagara Mohawk Power Corp., 56 F.P.C. 457, 459-60 (1976).

[15] See, e.g., Pacific Power & Light Company, 3 FERC ¶ 61,119 (1978); El Paso Electric Company, 36 FERC ¶ 61,055 (1986); City of Vidalia, Louisiana, 52 FERC ¶ 61,199 (1990); and Oglethorpe Power Corporation, 77 FERC ¶ 61,334 (1996); PP&L Montana, L.L.C., 88 FERC ¶ 61,246 (1999); NRG Energy, Inc., 109 FERC ¶ 61,304 (2004).

[16] It is worth nothing that the courts have found that Section 5(e) of the APA provides an independent basis for the issuance of declaratory orders by FERC of the type under discussion here. See Tennessee Gas Pipeline Co., 606 F.2d 1373, 1380 (D.C. Cir. 1979). See also Nicole Gas Production Ltd., 103 FERC ¶ 61,328 (2003) at P 12.

[17] See, e.g., Pacific Northwest Power Company, 41 S.E.C. 863 (March 4, 1964) ("Pacific Northwest"). This case incorrectly cites to the relevant provision as Section 5(d), rather than Section 5(e), of the APA.

deemed to be an electric utility company under Section 2(a)(3) of the Act prior to the time the Federal Power Commission issued the necessary hydroelectric facility license under the FPA. The Commission's Division of Corporate Regulation had urged an interpretation of the scope of Section 2(a)(3) that would have covered companies developing electric utility assets, rather than simply assets "in place" and "used" for the purpose of making sales, as normally understood in light of the provisions of Sections 2(a)(18) and 2(a)(3), respectively. For the purpose of removing this uncertainty, the Commission issued a declaratory order determining that the company would not be an electric utility company under the Act during development, at least until the time the necessary Federal Power Commission license had been issued.

It should be noted in this connection that while Section 2(a)(3) creates certain procedures for the issuance of declaratory orders determining a company not to be an electric utility company under the Act, none of those procedures covered the situation presented in Pacific Northwest.[18] In the absence of such procedures, the Commission concluded that Section 5(e) of the APA provided an appropriate means of removing uncertainty that otherwise could adversely affect the development of necessary facilities.

Finally, the APA permits the Commission to issue declaratory orders in a wide range of procedural contexts. Although the APA's declaratory provisions are found in the section dealing with formal adjudications, it is well established that use of declaratory orders is not limited to formal trial-type hearings. Such proceedings constitute only a small portion of the contemporary work of the federal government, and it is likely that most declaratory orders appear in informal adjudications such as the present one where there is notice and an opportunity for comment. The courts have on numerous occasions acknowledged the appropriateness of issuing declaratory orders in such proceedings.[19]

In short, the Commission has ample authority to issue a declaratory order of the type requested using the Commission's normal procedures for issuing orders under the Act.

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[18]   Section 2(a)(3) authorizes the Commission to issue a declaratory order finding a company operating electric utility facilities not to be an electric utility company under the Act if the Commission finds that (A) the company is engaged primarily in a business other than that of an electric utility company, and because of the small amount of electricity it sells the public interest and the interests of investors and consumers do not require that it be treated as an electric utility company or (B) the company operates in a single state, substantially all of its outstanding securities are owned directly or indirectly by another company engaged primarily in manufacturing and not controlled by any other company, that other company purchases electricity form the operating company for its own use, and because of the small amount of electricity the operating company sells to other persons, the public interest and the interests of investors and consumers do not require that the operating company be considered an electric utility company.

[19]   See, e.g., American Airlines, Inc., v. Dep't of Transp., 202 F.3d 788, 796-97 (5th Cir. 2000) (holding that a declaratory order issued in an informal adjudication satisfied the standards of Section 5(e) of the APA where there was notice and an opportunity to submit comments); Texas v. United States, 866 F.2d 1546, 1555 (5th Cir. 1989) (holding that declaratory order proceedings under Section 5(e) of the APA do not need to include a right to present oral evidence or to cross examine opposing witnesses).

3.4   Request for Relief

For the reasons described herein, the Commission should find that none of the Applicants is a "holding company" within the meaning of Section 2(a)(7)(A) of the Act because the Applicants will not directly or indirectly, own, control or hold with the power to vote 10% or more of the "voting securities" of a public-utility company or of a holding company, as the term "voting securities" is defined in Section 2(a)(17) of the Act. In addition, the Commission should hold that none of the Applicants will exercise an impermissible controlling influence over the management or policies of Neptune LLC to warrant regulation under Section 2(a)(7)(B) of the Act.

ITEM 4.   REGULATORY APPROVALS

No state or federal commission, other than this Commission, has jurisdiction over the Transaction.

ITEM 5.   PROCEDURE

Applicants request that the Commission issue and publish not later than April 1, 2005, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than April 22, 2005, by which comments may be entered and a date not later than May 2, 2005, as a date after which an order of the Commission granting this Application may be entered by the Commission.

Applicants hereby (i) waive a recommended decision by a hearing officer (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

Exhibits:

A-1   LLC Agreement - redacted copy. The document containing the redacted portions will be filed in paper copy with a request for confidential treatment under Rule 104 under the Act, 17 C.F.R. § 250.104

E-2   Map of the Cable Project (being filed by PDF pursuant to Rule 104 of Regulation S-T)

F-1   Opinion of Counsel (to be filed by amendment)

F-2   Past Tense Opinion of Counsel (to be filed by amendment)

G-1   Organization Chart (being filed by PDF pursuant to Rule 104 of Regulation S-T)

G-2   Chart Showing Comparison of Consent Rights

G-3   Chart Showing Business Justification for Consent Rights

H-1   Proposed Form of Federal Register notice

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes that will have an impact on the environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the Transaction.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application to be signed on their behalves by the undersigned thereunto duly authorized.

EIF NEPTUNE, LLC

By: Andrew Schroeder /s/
        By: United States Power Fund, L.P.
        as its Sole Member
        By: EIF US Power, LLC, as its
        General Partner
        By: Energy Investors Funds Group
        LLC, as its Sole Member
        Title: Partner

STARWOOD ENERGY INVESTORS
L.L.C.

By: Madison Grose /s/
        Title: Executive Vice President

ATLANTIC ENERGY PARTNERS, LLC

By: Edward M. Stern /s/
        President and Chief Executive
        Officer

EXHIBIT A-1

<u>LLC Agreement</u>

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

NEPTUNE REGIONAL TRANSMISSION SYSTEM, LLC

Dated _____ __, 2005

TABLE OF CONTENTS

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

NEPTUNE REGIONAL TRANSMISSION SYSTEM, LLC

Organized Under the Laws of the State of Delaware

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (including the Schedules, Annexes and Exhibits attached hereto, as the same may be amended, supplemented or otherwise modified from time to time, this "Agreement") is adopted on _____ __, 2005 (the "Effective Date") to govern the affairs of Neptune Regional Transmission System, LLC, a Delaware limited liability company (the "Company").

WHEREAS, Atlantic Energy Partners LLC, a Maine limited liability company, adopted, as sole member of the Company, a limited liability company agreement (as amended, supplemented or modified prior to the date hereof, the "Original Agreement") for the Company on December 30, 2002 and amended such limited liability company agreement on August 6, 2004 and again on August __, 2004;

WHEREAS, additional members are joining the Company as of the Effective Date; and

WHEREAS, the Members (as defined below) desire to amend and restate the Original Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements contained herein, the Members hereby agree that the Original Agreement is amended and restated to read as set forth herein.

ARTICLE I

DEFINITIONS

1.1   Definitions. The following defined terms used in this Agreement shall have the respective meanings specified below:

"AAA" shall have the meaning set forth in Section 15.11(a).

"Act" shall mean the Limited Liability Company Act of 1992 of the State of Delaware, as amended from time to time or any successor statute thereto.

"1935 Act" shall mean the Public Utility Holding Company Act of 1935, as amended from time to time.

"AEP" shall mean Atlantic Energy Partners, LLC, a Maine limited liability company.

"Affiliate" shall mean with respect to any Person, any other Person (a) directly or indirectly controlling, controlled by or under direct or indirect common control with such Person; (b) directly or indirectly owning or holding any equity interest or other economic interest or benefit in such Person in excess of five percent (5%); or (c) in which such Person directly or indirectly controls any voting stock or other equity interest in excess of five percent (5%). For purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with") means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing,

(i) neither the Company nor any Person controlled by the Company shall be deemed to be an Affiliate of any Member or any Affiliate of any Member, and

(ii) no Member or any Affiliate of any Member shall be deemed to be an Affiliate of the Company or any other Member solely by virtue of its interest as a Member.

"Agreement" shall mean this Amended and Restated Limited Liability Company Agreement including all Exhibits and Schedules hereto, as the same may be from time to time amended, modified or supplemented.

"Allocation Percentage" shall mean with respect to each class of Members, the applicable percentage for such class of Members as provided in the definitions of Initial Period Allocation Percentages (during the Initial Period), Second Period Allocation Percentages (during the Second Period), Third Period Allocation Percentages (during the Third Period) and Final Period Allocation Percentages (during the Final Period), and as to each Member, the pro rata portion of such amount in accordance with its Interests in such class.

"Annual Budget" shall have the meaning set forth in Section 7.5(a) hereof.

"Auditor" shall mean _____ or any successor firm of independent auditors selected by the Manager with the consent of the Majority Class C Members and, during the Third Period and the Final Period, the consent of the Majority Class B Members.

"Bankruptcy" of a Member shall mean:

(a)   the filing by a Member of a voluntary petition seeking liquidation, reorganization, arrangement or readjustment, in any form, of its debts under Title 11 of the United States Code or any other federal or state insolvency law, or a Member's filing an answer consenting to or acquiescing in any such petition,

(b)   the making by a Member of any assignment for the benefit of its creditors generally or failure to pay its debts generally as such debts become due, or

(c)   the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for the assets of a Member, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other federal or state insolvency law;

provided, that the same shall not have been vacated, set aside or stayed within such sixty (60) day period.

"Business Day" shall mean a day on which commercial banks are open for business in New York City, New York.

"Business Plan" shall mean the Business Plan for the Company attached as Exhibit A hereto.

"Capital Account" shall mean the capital account maintained for each Member pursuant to Section 4.4 hereof.

"Capital Contribution Agreement" shall mean the [Capital Contribution Agreement] dated as of the date hereof by and among the Company, the Class C Members and _____, in its capacity as collateral agent for the lenders providing the Credit Facilities.]

"Capital Contributions" shall mean, with respect to a Member, the cash, cash equivalents and the agreed fair market value of property that such Member contributes to the Company, net of any liabilities secured by such contributed property which the Company is considered to have assumed or taken subject to under Section 752 of the Code.

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Capital Contributions shall not include obligations to make contributions at a future date until such contributions are actually made.

"Cash Available for Distribution" shall mean the amount determined by the Manager that is the excess of the cash held by the Company from all sources over

(a)   cash required for all expenses, liabilities and obligations of the Company (whether for expense items, repayment or retirement of Debt of the Company, obligations under contracts or otherwise),

(b)   reserves established pursuant to Section 7.1(b)(iii) hereof for Company expenses, repayment or retirement of Debt of the Company, operations, or contingencies, known or unknown, liquidated or unliquidated, including without limitation liabilities which may be incurred in litigation and liabilities undertaken pursuant to the indemnification provisions hereof, and

(c)   amounts required to be retained pursuant to the Credit Facilities or any other agreements with third-party lenders.

"Cash Equivalents" shall mean:

(a)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one (1) year from the date of acquisition;

(b)   certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of six (6) months or less from the date of acquisition issued by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $500,000,000;

(c)   commercial paper of an issuer rated at least A-2 by S&P or P-2 by Moody's, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six (6) months from the date of acquisition;

(d)   repurchase obligations of any commercial bank satisfying the requirements of clause (b) hereof, having a term of not more than thirty (30) days with respect to securities issued or fully guaranteed or insured by the United States government;

(e)   securities with maturities of one (1) year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state,

commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or the equivalent by Moody's;

(f)   securities with maturities of six (6) months or less from the date of acquisition backed by standby letters of credit issued by any commercial bank satisfying the requirements of clause (b) hereof; or

(g)   shares of money market mutual or similar funds which invest exclusively in assets satisfying the requirements of clauses (a) through (f) hereof.

"Certificate" shall have the meaning set forth in Section 2.1 hereof.

"Class A Member" shall mean the holder of a Class A Member Interest.

"Class A Member Interest" shall mean that portion of a Member Interest that is designated a Class A Member Interest in accordance with the terms of this Agreement.

"Class A-1 Member" shall mean the holder, if any, of a Class A-1 Member Interest.

"Class A-1 Member Interest" shall mean that portion, if any, of a Member Interest that is designated a Class A-1 Member Interest in accordance with the terms of this Agreement.

"Class B Member" shall mean the holder of a Class B Member Interest.

"Class B Member Interest" shall mean that portion of a Member Interest that is designated a Class B Member Interest in accordance with the terms of this Agreement.

"Class C Member Interest" shall mean that portion of a Member Interest that is designated a Class C Member Interest in accordance with the terms of this Agreement.

"Class C Members" shall mean the holder of a Class C Member Interest.

"Code" shall mean the Internal Revenue Code of 1986, as amended and in effect from time to time, or the corresponding provisions of any successor statute.

"Commercial Operation Date" shall mean the date of commencement of commercial operations of the Project.

"Company" shall have the meaning set forth in the preamble hereof.

"Controllable Management Decision" shall mean the taking or omission of action by the Manager or any Person acting under the direct or indirect management or control of, or otherwise on behalf of, the Manager (but excluding any vendors or Outside Advisers selected with due care by the Manager except to the extent that such Person takes or omits to take an action on behalf of the Manager or the Company in accordance with the express instructions of the Manager (other than Qualified Instructions)), but excludes the taking or omission of action by the Manager or any such Person (i) with the prior approval of the Class B Members and/or the Class C Members pursuant to Section 7.2, Section 7.3, Section 7.3A or Section 7.4 hereof, as applicable, or (ii) to the extent due or in response to, or as a result of, (A) any change in Law applicable to the Manager, any such Person, the Company or NUR to the extent that the Manager or such Person acted in accordance with Good Industry Practice in an effort to mitigate the effects of such Change in Law on the Company, (B) any events or circumstances not reasonably foreseeable or controllable by the Manager or any such Person to the extent that the Manager or such Person acted in accordance with Good Industry Practice in an effort to mitigate the effects of such events or circumstances on the Company, (C) any events or circumstances not contemplated in the Annual Budget that are reasonably foreseeable and controllable by the Manager or any such Person to the extent that the Manager or such Person acted in accordance with Good Industry Practice in an effort to mitigate the effects of such events or circumstances on the Company, or (D) any actions or omissions of any Governmental Authority applicable to the Manager, any such Person, the Company or NUR, to the extent that the Manager or such Person acted in accordance with Good Industry Practice in an effort to manage relations with such Governmental Authority.

"Credit Facilities" shall mean, collectively, [insert names of facilities in place at Financial Closing Date] and any credit facilities providing additional financing or refinancing to the Company.

"Debt" shall mean, as to any Person, as of any date of determination, all indebtedness

(a)   for borrowed money,

(b)   evidenced by notes, bonds, debentures or other similar instruments,

(c)   under capital or financing leases or installment sale agreements, or

(d)   in the nature of guarantees of the obligations described in clauses (a) through (c) hereof of any other Person.

"Depreciation" shall mean, for any Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with

respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis.

"Disability" shall have the meaning set forth in the Management Services Agreement.

"Dispute" shall have the meaning set forth in Section 15.11(a) hereof.

"Distributions" shall mean any and all distributions actually made by the Company to or for the benefit of any Member in respect of its Interests.

"Earnings Event" shall have the meaning set forth in Section 7.10(a) hereof.

"Effective Date" shall have the meaning set forth in the preamble hereof.

"EIFN" shall mean EIF Neptune, LLC, a Delaware limited liability company.

"EIFN Control Requirement" shall have the meaning set forth in Section 10.1(c) hereof.

"EPC Contract" shall mean the Engineering, Procurement and Construction Contract dated as of _____ 2005, among the Company, Siemens Power Transmission and Distribution, Inc. and Pirelli Power Cables and Systems LLC.

"Equity Securities" shall mean all shares, options, warrants, general or limited partnership interests, membership interests, participations or other equivalents (regardless of how designated) of or in a corporation, limited liability company or other entity, whether voting or non-voting, including without limitation common stock, preferred stock or any other equity security (as such term is defined in the Exchange Act for purposes of this definition) and including any rights to acquire equity securities or any equity securities convertible into or exchangeable for equity securities.

"Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Executive" shall mean Edward M. Stern.

"Executive Breach Event" shall mean any of the events or circumstances listed in Section 8.2(a)(iv), (v) or (vi) of the Management Services Agreement.

"Executive Event" shall have the meaning set forth in the Management Services Agreement.

"Executive Moral Turpitude Event" shall have the meaning set forth in the Management Services Agreement.

"FERC" shall mean the Federal Energy Regulatory Commission of the United States or any successor federal governmental agency.

"Final Period" shall mean the period beginning at the time immediately after the end of the Third Period and ending upon the termination of this Agreement.

"Final Period Allocation Percentages" shall mean [*] in the aggregate for the Class A Members and the Class A-1 Members, [*] for the Class B Members and [*] for the Class C Members.

"Financial Closing Date" shall mean the earliest date upon which the Company executes definitive documentation with a lender or lenders for construction and/or term financing for the Project, all conditions for initial funding thereunder have been satisfied or waived and the initial funding shall have occurred thereunder.

"Fiscal Year" shall have the meaning set forth in Section 3.2 hereof.

"First Newco Class A Member Interest" shall mean a portion of the Class A Member Interest held by Newco on the Effective Date equal to [*] of such Class A Member Interest.

"FTCPA" shall mean the Firm Transmission Capacity Purchase Agreement, dated as of October 4, 2004, between the Company and LIPA.

"GAAP" shall mean generally accepted accounting principles as in effect from time to time in the United States, as applied to businesses regulated by FERC consistent with FERC accounting regulations.

"Good Industry Practice" shall mean the exercise of the degree of skill, care and operating practice which would reasonably and ordinarily be expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances, in light of the facts known or that should reasonably have been known at the time a decision was made. Good Industry Practice is not intended to be limited to a single or optimum practice, method or act to the exclusion of all others, but rather to include a spectrum of possible practices, methods or acts generally acceptable during the relevant period in light of the circumstances.

"Governmental Authority" shall mean any nation, state, sovereign or government, any federal, regional, state, local or political subdivision and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, but shall not include LIPA or any other such subdivision or entity to the extent acting in its capacity as a contractual counterparty.

"Gross Amount Subject to Readjustment" shall have the meaning set forth in Section 5.2 hereof.

"Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

      (a)   the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of such contribution, as agreed to by the Members;

      (b)   the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as agreed to by the Members, as of the following times:

          (i)   the date of this Agreement and the date of any other acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution;

          (ii)   the distribution by the Company to a Member of more than a de minimis amount of Company property other than money, unless all Members receive simultaneous distributions of undivided interests in the distributed property in proportion to their respective Percentage Interests; and

          (iii)   the liquidation of the Company within the meaning of Treas. Reg. §1.704-1(b)(2)(ii)(g); and

      (c)   the Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clause (a) or clause (b) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Hypothetical Capital Accounts" shall have the meaning set forth in Section 6.1(c)(i) hereof.

"Indemnified Parties" shall have the meaning set forth in Section 7.11(a) hereof.

"Indemnified Party" shall have the meaning set forth in Section 7.11(a) hereof.

"Initial Period" shall mean the period beginning on the Effective Date and ending at the time that the Class C Members have received Distributions, which, together with all other Distributions received by the Class C Members after the Effective Date, equals an amount sufficient to provide the Class C Members with a [*] internal rate of return on a pre-tax basis, computed as provided in Schedule II hereto.

"Initial Period Allocation Percentages" shall mean [*] in the aggregate for the Class A Members and the Class A-1 Members, [*] for the Class B Members and [*] for the Class C Members.

"Interest" shall mean, with respect to a given Member as of a given date, such Member's Class A Member Interest in the Company (if any), such Member's Class A-1 Member Interest in the Company (if any), such Member's Class B Member Interest in the Company (if any) and such Member's Class C Member Interest in the Company (if any), in each case as of such date.

"Interest Certificate" shall have the meaning set forth in Section 2.9 hereof.

"Law" shall mean with respect to any Governmental Authority, any constitutional provision, law, statute, code, rule, regulation, ordinance, treaty, order, decree, writ, judgment, decision, certificate, holding, determination, injunction, Project Permit or requirement of such Governmental Authority along with the interpretation and administration thereof by any Governmental Authority charged with the interpretation or administration thereof. Unless the context clearly requires otherwise, the term "Law" shall include each of the foregoing (and each provision thereof) as in effect at the time in question, including any amendments, supplements, replacements, or other modifications thereto or thereof, and whether or not in effect at the date of this Agreement.

"LIPA" shall mean the Long Island Power Authority, a corporate municipal instrumentality of the State of New York.

"Liquidating Member(s)" shall have the meaning set forth in Section 11.2(a) hereof.

"Losses" is defined in this Section 1.1 under "Profits".

"Majority Class B Members" shall mean the Class B Members whose Class B Interests aggregate to more than fifty percent (50%) of the Class B Interests of all of the Class B Members entitled to vote on such matter.

"Majority Class C Members" shall mean, as to any matter, the Class C Members whose Class C Interests aggregate to more than fifty percent (50%) of the Class C Interests of all of the Class C Members entitled to vote on such matter.

"Management Services Agreement" shall mean the Management Services Agreement, dated as of _____ between Newco and the Company, substantially in the form of Exhibit B attached hereto.

"Manager" shall have the meaning set forth in Section 7.1(a) hereof.

"Material Earnings Failure" shall mean the actual failure of the Company to achieve the cumulative earnings before interest, income taxes, depreciation and amortization ("EBITDA") contemplated in the Annual Budget by (x) two percent (2%) or more in any single calendar year ending after the Commercial Operation Date excluding (i) the first twelve (12) months following the Commercial Operation Date, and (ii) the effects on the EBITDA of the Company from (A) a failure to receive budgeted revenues for backhaul transmission service from Long Island to New Jersey, (B) events or circumstances that are excluded from the definition of Controllable Management Decision, or (C) the costs of insurance and taxes; provided, that in determining whether a Material Earnings Failure has occurred, the foregoing factors shall be applied and interpreted reasonably.

"Member" shall mean each of the Class A Members, the Class A-1 Members, the Class B Members and the Class C Members and such other Persons who shall become Members of the Company in accordance with the terms of this Agreement and the Act.

"Member Affiliate": shall mean, with respect to any Class A Member, Class B Member or Class C Member, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Member. For purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with") means the possession directly or indirectly of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Minimum Gain Chargeback" shall have the meaning set forth in Section 6.1(c)(iv) hereof.

"Moody's" shall mean Moody's Investors Service, Inc.

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"Newco" shall mean Newco LLC, a Delaware limited liability company.

"NUR" shall mean Neptune Urban Renewal L.L.C., a New Jersey limited liability company.

"Observer" shall have the meaning set forth in Section 2.14(f) hereof.

"Original Agreement" shall have the meaning set forth in the recitals hereof.

"Original Percentage" shall have the meaning set forth in Section 4.3(b)(i)(A) hereof.

"Outside Advisers" shall mean consultants, accountants, attorneys, brokers, engineers, technical consultants, management consultants, appraisers, investment bankers, insurance advisers, escrow agents and other outside advisers.

"Percentage Interest" of each Member shall mean the percentage set forth in Schedule I attached hereto as the same shall be amended from time to time in order to reflect Transfers of Interests.

"Person" shall mean an individual, association, corporation, limited liability company, trust, unincorporated organization, government or any political subdivision, department or agency thereof, or any other entity.

"Preference Distribution" shall have the meaning set forth in Section 5.2(a) hereof.

"Prior Contribution Amount" shall have the meaning set forth in Section 4.3(b)(i)(A) hereof.

"Profits" and "Losses" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss, as the case may be, for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be added to such taxable income or loss;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treas. Reg.

1.704-l(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(c) in the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (b) or clause (c) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

(e) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period.

"Project" shall mean the PJM-New York HVDC Interties of the Neptune Regional Transmission System, which will consist of a 660-MW transmission line and ancillary equipment running from New Jersey to Long Island, together with all ancillary real and personal property, both tangible and intangible.

"Project Contracts" shall mean the following contracts and agreements entered into by the Company and/or NUR from time to time: (a) those contracts and agreements described on Schedule III to this Agreement (b) any contract or agreement which provides for payments of more than $250,000, (c) any contract or agreement that is not by its terms terminable by the Company and/or NUR upon not more than one-hundred eighty (180) days' notice without penalty or other liability to the Company and/or NUR and (d) such other contract or agreement which any Class C Member reasonably deems material to the Company or the Project and so notifies the Company not later than ten (10) Business Days after written notice from the Company of the Company's intention to enter into such contract or agreement.

"Project Costs" shall mean the aggregate amount of all costs and expenses (including soft costs) for the Company to complete the development and construction and attain final completion of the Project.

"Project Permit" shall mean any authorization, consent, license, ruling, approval, permit, exemption, consultation, filing, certificate, registration or license by or with any Governmental Authority issued or anticipated to be issued to the Company in respect of the Project or otherwise.

"Qualified Instructions" shall mean instructions that are consistent with the advice of an Outside Adviser selected by the Manager with due care which advice is within the Outside Adviser's area of expertise and is not manifestly incorrect.

"Related Indemnitee" shall mean, with respect to any Indemnified Party, an Affiliate of such Indemnified Party and any current or former member, shareholder (or other Equity Security holder), director, officer, employee, consultant, agent or representative of that Indemnified Party or any such Affiliate.

"Returns" shall have the meaning set forth in Section 9.2(d) hereof.

"Rules" shall have the meaning set forth in Section 15.11 hereof.

"S&P" shall mean Standard & Poor's, a division of The McGraw Hill Companies, Inc.

"Second Newco Class A Member Interest" shall mean a portion of the Class A Member Interest held by Newco on the Effective Date equal to [*] of such Class A Member Interest.

"Second Period" shall mean the period beginning at the time immediately after the Initial Period and ending at the time that the Class C Members have received Distributions, which, together with all other Distributions received by the Class C Members after the Effective Date, equals an amount sufficient to provide the Class C Members with a [*] internal rate of return on a pre-tax basis, computed as provided in Schedule II hereto.

"Second Period Allocation Percentages" shall mean [*] in the aggregate for the Class A Members and the Class A-1 Members, [*] for the Class B Members and [*] for the Class C Members.

"Securities Act" shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Special Distribution" shall have the meaning set forth in Section 5.2 hereof.

"Starwood" shall mean Starwood Energy Investors, L.L.C., a Delaware limited liability company.

"Starwood Control Requirement" shall have the meaning set forth in Section 10.1(c) hereof.

"Subsidiary" of a Person shall mean each entity more than fifty percent (50%) of the Equity Securities or voting power of which is directly or indirectly beneficially owned by that Person.

"Super-Majority Class C Members" shall mean, as to any matter, the Class C Members whose Class C Interests aggregate to more than eighty percent (80%) of the Class C Interests of all of the Class C Members entitled to vote on such matter.

"Third Period" shall mean the period beginning at the time immediately after the Second Period and ending at the time that the Class C Members have received Distributions, which, together with all other Distributions received by the Class C Members after the Effective Date, equals an amount sufficient to provide the Class C Members with a [*] internal rate of return on a pre-tax basis, computed as provided in Schedule II hereto.

"Third Period Allocation Percentages" shall mean [*] in the aggregate for the Class A Members and the Class A-1 Members, [*] for the Class B Members and [*] for the Class C Members.

"Transfer" shall mean any assignment, contribution, sale, mortgage, hypothecation, lease, transfer, pledge, creation of a security interest in or lien upon, encumbrance, gift or other disposition by operation of law or otherwise. "Transferred", "Transferor" and "Transferee" have meanings correlative of the foregoing.

"Treasury Regulations" or "Treas. Reg." shall mean the regulations promulgated under the Code.

"Unanimous Class C Members" shall mean, as to any matter, 100% of the Class C Members entitled to vote on such matter.

1.2   Accounting Terms and Certain Principles of Interpretation.

(a)   All accounting terms used in this Agreement, whether or not defined in this Section 1, shall, except as otherwise provided for herein, be construed in accordance with GAAP.

(b)   Defined terms in this Agreement shall include in the singular number the plural and in the plural number the singular.

(c)   The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall, unless otherwise expressly specified, refer to this Agreement as a whole and not to any particular provision of this Agreement and all

references to Sections, Exhibits and Schedules shall be references to Sections, Exhibits and Schedules of this Agreement unless otherwise expressly specified.

(d)   Unless otherwise expressly specified, any agreement, contract, or document defined or referred to herein shall mean such agreement, contract or document in the form (including all amendments and clarification letters relating thereto) delivered to the Lenders on the Effective Date as the same may thereafter be amended, supplemented, or otherwise modified from time to time in accordance with the terms of this Agreement.

(e)   The words "include," "includes" and "including" are not limiting.

(f)   The word "or" is not exclusive.

(g)   Unless otherwise expressly provided, a reference to any Person or Persons shall be construed as a reference to any permitted successors and assigns of such Person or Persons.

ARTICLE II

ORGANIZATION

2.1   Formation. The Member acknowledges that the certificate of formation (the "Certificate") of the Company has been filed, on its behalf, with the Office of the Secretary of State of the State of Delaware on May 10, 2001. The Members agree to be bound by and comply with the provisions thereof and hereof, provided that in the event of a conflict between the provisions thereof and hereof the provisions hereof shall, to the extent permitted by applicable Law, control.

2.2   Name. The name of the Company shall continue to be Neptune Regional Transmission System, LLC, and all business shall be conducted under such name and may be conducted under one or more assumed names.

2.3   Principal Place of Business. The principal place of business and principal office of the Company shall be [_____]. The Company may change such place of business and office, and may have such additional places of business and offices, as the Manager and the Majority Class C Members may agree.

2.4   Registered Office and Registered Agent. The registered agent of the Company shall be The Corporation Trust Company. The registered office of the Company shall be 1209 Orange Street, Wilmington (New Castle County), Delaware 19801. The registered office and/or the registered agent may be changed from time to time. Any such

change shall be made in accordance with the Act. If the registered agent resigns, the Company shall promptly appoint a successor.

2.5   Effective Date and Term. This Agreement shall become effective as of the Effective Date. The Company shall continue in perpetuity unless it is dissolved or terminated earlier pursuant to the Act or any provision of this Agreement.

2.6   Purpose of Business. The purpose of the Company shall be (a) to own the membership interests in NUR (NUR's activities being limited to those necessary or appropriate for the Project) and (b) to construct, own and operate the Project, and related activities ancillary to such purpose (which include, among other things, the transactions contemplated by the Credit Facilities).

2.7   Separateness. The Company shall comply in all respects with the separateness covenants set forth in Annex A attached hereto.

2.8   No State Law Partnership. The Members have formed the Company under the Act, and expressly intend that the Company not be a partnership (including a limited partnership) or joint venture. The Members do not intend to be partners or joint venturers with one another, or with any third party. Notwithstanding the foregoing, the Members intend for the Company to be treated as a partnership for federal, state and local income tax purposes; accordingly, the Manager shall not, and shall cause the Company not to, take any action, or fail to take any action, if the taking of or the failure to take, as the case may be, such action would cause the Company to be treated other than as a partnership for such purposes.

2.9   Certificates. The Company hereby irrevocably elects that all Member Interests shall be securities governed by Article VIII of the Uniform Commercial Code as in effect on the date hereof in the State of New York. Each Member acquiring an Interest in the Company shall be issued a certificate or certificates to evidence such Interest (each, an "Interest Certificate"). All Interest Certificates shall bear the legend provided in Section 2.10 hereof. All Interest Certificates shall be signed in the name of the Company by an authorized officer of the Company certifying the Interest owned by such Member. Any or all of the signatures on an Interest Certificate may be by facsimile signature. In the event any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon an Interest Certificate shall have ceased to be such officer, transfer agent or registrar before such Interest Certificate is issued, it may be issued by the Company with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

2.10 <u>Restrictive Legend</u>. In order to reflect the restrictions on disposition of Interests as set forth in this Agreement, the Interest Certificates will be endorsed with a restrictive legend, including without limitation the following:

> NEPTUNE REGIONAL TRANSMISSION SYSTEM, LLC WILL FURNISH WITHOUT CHARGE TO EACH HOLDER WHO SO REQUESTS THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE RIGHTS OF THE INTEREST. THE INTEREST EVIDENCED HEREBY IS SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM NEPTUNE REGIONAL TRANSMISSION SYSTEM, LLC). FOR ALL PURPOSES, THIS CERTIFICATE AND INTEREST IT REPRESENTS SHALL BE DEEMED A SECURITY OR SECURITIES GOVERNED BY ARTICLE VIII OF THE UNIFORM COMMERCIAL CODE AS IN EFFECT ON THE DATE HEREOF IN THE STATE OF NEW YORK.

2.11 <u>Lost Certificates</u>. Except as provided in this Section 2.12, no new Interest Certificate shall be issued in lieu of an old Interest Certificate unless the latter is surrendered to the Company and canceled at the same time. The Manager of the Company may, in case any Interest Certificate is lost, stolen or destroyed, authorize the issuance of a new Interest Certificate in lieu thereof, upon such terms and conditions as the Manager of the Company may reasonably require, including without limitation provision for indemnification of the Company secured by a bond or other adequate security sufficient to protect the Company against any claim that may be made against it, including without limitation any expense or liability, on account of the alleged loss, theft or destruction of such Interest Certificate or the issuance of such new Interest Certificate.

2.12 <u>Voting Rights</u>. Subject to the terms and conditions of this Agreement (including without limitation the consent rights set forth in Section 7.2, Section 7.3 and Section 7.4 hereof),

(a) the Class A Members as a class shall have one hundred percent (100%) of the voting rights in the Company,

(b) the Class A-1 Members as a class shall have no voting rights in the Company,

(c) the Class B Members as a class shall have no voting rights in the Company, and

(d)   the Class C Member as a class shall have no voting rights in the Company.

ARTICLE III

FISCAL YEAR, ACCOUNTING AND BANK ACCOUNTS

3.1   Fiscal Year; Accounting. The Company's fiscal year shall be the calendar year (the "Fiscal Year"). The Company's books and records of account shall be maintained and reported in accordance with GAAP.

3.2   Bank Accounts. All funds of the Company shall be deposited in a bank account or accounts in the name of the Company. The Manager shall determine the institution or institutions at which said accounts will be opened, the types of accounts, and all other matters with respect to said account(s). In no event shall Company funds be commingled with the funds of any other Person.

ARTICLE IV

CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

4.1   Capital Contributions. None of the Class A Members, the Class A-1 Members or the Class B Members shall be obligated to make any contributions of capital or assets to the Company. The Class C Members shall make the Capital Contributions pursuant to and in accordance with the terms and conditions of the Capital Contribution Agreement. The Class C Members shall have no obligation to make Capital Contributions after the Commercial Operation Date. The maximum amount of such Capital Contributions shall be set forth next to each Class C Member's name and address on Schedule I attached hereto. Schedule I shall be updated to reflect the admission of any additional members as such admissions occur and any additional Capital Contributions agreed to be made by the Members after the Effective Date pursuant to the terms of the Capital Contribution Agreement. In no event shall the obligation of any Member to make a capital contribution be reinstated as the result of any Distribution of amounts comprising a return of capital to such Member.

4.2   No Withdrawal of Capital Contributions. No agreement exists for the return of the Members' Capital Contributions. A Member shall not be entitled to the withdrawal or return of any part of its Capital Contribution or any amount standing to its credit in its Capital Account or to receive any Distributions from the Company or any consideration for the fair market value of its Interest, except as specifically provided in this Agreement. No Member shall receive any interest with respect to the balance of its Capital Account.

4.3   Negative Capital Accounts. At no time during the term of the Company, or upon dissolution and liquidation thereof, shall any Member have any obligation to the Company or the other Members to restore a negative balance in its Capital Account.

4.4   Capital Accounts.

(a)   A separate Capital Account shall be established and maintained for each Member on the books of the Company. Schedule I attached hereto reflects the Members' respective Capital Accounts as of the close of business on the Effective Date (after giving effect to the Capital Contribution required on the Effective Date), computed consistently with the provisions of this Agreement.

(i)   Such Capital Accounts shall be increased by:

(A)   further Capital Contributions made following the Effective Date, and

(B)   allocations to the Member of Profits (or items thereof) for periods commencing on or after the Effective Date.

(ii)   Such Capital Accounts shall be decreased by:

(A)   Distributions of money made or deemed to be made to the Member by the Company pursuant to the terms of this Agreement,

(B)   the fair market value of any property distributed to the Member by the Company, net of any liabilities secured by such distributed property which the Member is considered to have assumed or taken subject to under Section 752 of the Code, and

(C)   allocations to the Member of Losses (or items thereof) for periods commencing on or after the Effective Date.

(b)   If a Transfer of all or any part of any Member's Interest is made in a manner permitted by this Agreement, the Capital Account of the Transferor attributable to the Transferred Interest shall carry over to the Transferee in accordance with Section 1.704-1(b)(2)(iv)(1) of the Treasury Regulations.

(c)   The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704(b) of the Code and Treas. Reg. § 1.704-1(b) and § 1.704-2 (or any corresponding provision of succeeding law) and shall be interpreted and applied in a manner consistent therewith.

4.5   Loans. Subject to the provisions of the Credit Facilities and Section 7.3A hereof, a Member may, at any time, make or cause a loan to be made to the Company in any amount and on those terms upon which such Member and the Company agree. If a Member makes any loans to the Company, or advances money on its behalf, the amount of such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. Any such loan or advance shall be repayable out of the Company's cash and shall bear interest at the rate agreed upon by the applicable Member and the Company.

ARTICLE V

DISTRIBUTIONS

5.1   Distributions Generally. Except as provided in Section 4.5 and Section 11.2(b) hereof, the Manager shall cause the Company to make, pursuant to Section 5.2 hereof, Distributions of Cash Available for Distribution to the Members on at least a semi-annual basis, or a quarterly basis if permitted under the Credit Facilities, on and after the Commercial Operation Date beginning on the first date that the Manager shall determine that the Company has Cash Available for Distribution. Any other provision of this Agreement to the contrary notwithstanding, no Distribution will be made if the Company is, or if such Distribution would render the Company, insolvent or which is prohibited by the Act.

5.2   Distributions. The Manager shall cause the Company to make all Distributions (other than Special Distributions) as follows:

(a)   During the Initial Period, Distributions of Cash Available for Distribution (after any Special Distributions) shall be made to the Members in accordance with the Initial Period Allocation Percentages, pro rata to each Member in accordance with its respective Interest in the applicable class of Interests;

(b)   During the Second Period, Distributions of Cash Available for Distribution (after any Special Distributions) shall be made to the Members in accordance with the Second Period Allocation Percentages, pro rata to each Member in accordance with its Allocation Percentage in the applicable class of Interests;

(c)   During the Third Period, Distributions of Cash Available for Distribution (after any Special Distributions) shall be made to the Members in accordance with the Third Period Allocation Percentages, pro rata to each Member in accordance with its Allocation Percentage in the applicable class of Interests; and

(d)   During the Final Period, Distributions of Cash Available for Distribution (after any Special Distributions) shall be made to the Members in accordance with the Final Period Allocation Percentages, pro rata to each Member in accordance with its Allocation Percentage in the applicable class of Interests.

5.3   Vesting. Newco's Class A Member Interests shall be composed of the First Newco Class A Member Interest and the Second Newco Class A Member Interest for purposes of vesting and potential forfeiture in accordance with this Section 5.3 and Section 7.10(d). The First Newco Class A Member Interest and the Second Newco Class A Member Interest shall vest on all the dates and in the percentages set forth below:

Date of Vesting	Aggregate Vested Percentage of First Newco Class A Member Interest	Aggregate Vested Percentage of Second Newco Class A Member Interest
Effective Date	[*]	[*]
Commercial Operation Date	[*]	[*]
[*] Anniversary of Commercial Operation Date	[*]	[*]
[*] Anniversary of Commercial Operation Date	[*]	[*]

To the extent any Distributions are made prior to the date on which Newco's Class A Member Interests have fully vested, Newco shall receive Distributions in respect of both the vested and unvested portions of its Class A Member Interests.

5.4   Special Distribution. [*]

5.5   Vesting. In the event of Executive's death or Disability, (i) Newco shall retain [*] of each of the vested First Newco Class A Member Interest, the vested Second Newco Class A Member Interest and the vested and unvested Special Distribution, (ii) [*] of each of the unvested First Newco Class A Member Interest and the unvested Second Newco Class A Member Interest shall, without any further action of any Person, vest on the date of such death or Disability, and (iii) the remaining [*] of each of the unvested First Newco Class A Member Interest and the unvested Second Newco Class A Member Interest shall, without any further action of any Person, be forfeited to the Company on the date of such death or Disability.

5.6   Distributions Upon Liquidation. Notwithstanding anything to the contrary in this Agreement, proceeds resulting from any sale or other taxable disposition of any property of the Company incident to the liquidation and winding up of the Company, as well as any other property distributed in liquidation of the Company, shall be distributed to the Members only in accordance with the provisions of Section 11.2 hereof.

ARTICLE VI

ALLOCATIONS

6.1   Company Allocations.

(a)   Except as otherwise provided in this Section 6.1 or elsewhere in this Agreement, for purposes of this Agreement, and for federal, state and local income tax purposes, all items of Profits and Losses shall be determined with respect to each Fiscal Year as of the end thereof, and allocated to the Members as follows and in the following order of priority:

(i)   Profits shall be allocated as follows:

(A)   first, among the Members to the extent of the respective excess, if any, of (x) the cumulative Losses previously allocated to a Member pursuant to Section 6.1(a)(ii)(C) hereof over (y) the cumulative Profits previously allocated to such Member pursuant to this Section 6.1(a)(i)(A), such allocation to be made using the relevant Allocation Percentages (beginning with the Final Period Allocation Percentages and proceeding in reverse order to the extent each set of Allocation Percentages was previously used) so as to reverse such Section 6.1(a)(ii)(C) allocation;

(B)   second, among the Members to the extent of and in proportion to the respective excess, if any, of (x) the cumulative Losses previously allocated to a Member pursuant to Section 6.1(a)(ii)(B) hereof over (y) the cumulative Profits previously allocated to such Member pursuant to this Section 6.1(a)(i)(B);

(C)   third, among the Members to the extent of and in proportion to the respective excess, if any, of (x) the cumulative Losses previously allocated to a Member pursuant to Section 6.1(a)(ii)(A) hereof over (y) the cumulative Profits previously allocated to such Member pursuant to this Section 6.1(a)(i)(C);

(D)   fourth, Profits shall be allocated to the Members so as to cause the balance in each Member's Capital Account (computed after giving effect to all Capital Contributions, Distributions, allocations and other Capital Account adjustments for all taxable years) to equal, to the maximum extent possible, the Distributions to be made to such Member pursuant to Section 11.2(b) hereof, assuming the Company sold all of its assets, if any, for the Gross Asset Value of such assets as used in determining the then applicable Capital Accounts under Section 704(b) of the Code; and

(ii)   Losses shall be allocated as follows:

(A)   first, pro rata to the Members in an amount so as to cause the balance in each Member's Capital Account (computed after giving effect to all Capital Contributions, Distributions, allocations and other Capital Account adjustments for all taxable years) to equal, to the maximum extent possible, the Distributions to be made to such Member pursuant to Section 11.2(b) hereof, assuming the Company sold all of its assets, if any, for the Gross Asset Value of such assets as used in determining the then applicable Capital Accounts under Section 704(b) of the Code;

(B)   second, pro rata to the Class A Members, Class A-1 Members, Class B Members and Class C Members until the balance of their Capital Accounts are equal to zero;

(C)   thereafter, pro rata to the Class A Members, the Class A-1 Members, the Class B Members and the Class C Members in accordance with their respective Allocation Percentages.

(b)   In the event of a sale of all or substantially all of the assets of the Company or liquidation or dissolution of the Company, Profits and Losses (and, to the extent necessary, or as otherwise provided in this Agreement, individual items of income, gain, loss, deduction or credit) shall be allocated among the Members so as to cause the balance in such Member's Capital Account to equal the Distributions to be made to such Member pursuant to Section 11.2(b) hereof.

(c)   Notwithstanding Section 6.1(a) hereof:

(i)   Minimum Gain and Hypothetical Capital Accounts. For purposes of complying with Treasury Regulations relating to tax allocation, the Company's "minimum gain", "minimum gain attributable to Member nonrecourse debt" and the Members' hypothetically adjusted Capital Accounts ("Hypothetical

Capital Accounts") must be determined from time to time. The amount of minimum gain or minimum gain attributable to Member nonrecourse debt is determined in accordance with Treas. Reg. §1.704-2(d) or §1.704-2(i), as the case may be, by computing, with respect to each nonrecourse liability of the Company, the amount of gain (of whatever character), if any, that would be realized by the Company if it disposed of (in a taxable transaction) the Company property subject to such liability in full satisfaction thereof, and by then aggregating the amounts so computed. A Member's Hypothetical Capital Account shall equal its true Capital Account, increased by any amount that such Member is treated as being obligated to restore under Treas. Reg. §1.704-l(b)(2)(ii)(c) (including the Member's share of minimum gain, computed as provided in Treas. Reg. §1.704-2(g), and of minimum gain attributable to Member nonrecourse debt, computed as provided in Treas. Reg. §1.704-2(i)(5)), and decreased by the items described in Treas. Reg. §1.704-l(b)(2)(ii)(d), clauses (4), (5) and (6). For purposes of determining each Member's share of minimum gain or minimum gain attributable to Member nonrecourse debt, any Distributions funded with the proceeds of nonrecourse liabilities shall be treated as allocable to the nonrecourse liabilities, if any, that were incurred by the Company in connection with such distributions;

(ii)   Qualified Income Offset. A Member who unexpectedly receives an adjustment, allocation or Distribution described in Treas. Reg. §1.704-1(b)(2)(ii)(d), clauses (4), (5) and (6), that creates a deficit in its Hypothetical Capital Account shall be allocated items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit as quickly as possible;

(iii)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the amount such Member is deemed to be obligated to restore pursuant to any provision of this Agreement and the penultimate sentences of Treas. Reg. §1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 6.1(c)(iii) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article VI have been made as if Section 6.1(c)(ii) hereof and this Section 6.1(c)(iii) were not in this Agreement; and

(iv)   Minimum Gain Chargeback. If there is a net decrease in the Company's minimum gain or minimum gain attributable to Member nonrecourse debt during a Company taxable year, any Member with a share of such minimum gain at the beginning of such year shall be allocated, before any other allocation is

made of Company items for such taxable year, items of income and gain for such year (and, if necessary, subsequent years) in proportion to, and to the extent of, such Member's share of such decrease in minimum gain in accordance with Treas. Reg. §1.704-2(f) and §1.704-2(i) (the "Minimum Gain Chargeback"). The Minimum Gain Chargeback allocated in any taxable year shall consist first of gains recognized from the disposition of items of Company property subject to one or more nonrecourse liabilities of the Company to the extent of the decrease in Minimum Gain Chargeback attributable to the disposition of such items of property, with the remainder of the Minimum Gain Chargeback, if any, made up of a pro rata portion of the Company's other items of income and gain for that year.

(d)   No loss or deduction shall be allocated to a Member to the extent that such allocation would reduce such Member's Hypothetical Capital Account below zero, and such loss or deduction shall instead be allocated to the other Members in proportion to the positive balances of their respective Hypothetical Capital Accounts.

(e)   If any items of income, gain, loss or deduction shall be specially allocated pursuant to Section 6.1(c)(ii), Section 6.1(c)(iii), Section 6.1(c)(iv) or Section 6.1(d) hereof, then as quickly as possible thereafter (but not in such a manner as to create or increase a deficit in any Member's Hypothetical Capital Account) items of income, gain, loss or deduction shall be specially allocated to the Members so as to return all Capital Accounts to such balances as they would have had if no such special allocations had been made pursuant to Section 6.1(c)(ii), Section 6.1(c)(iii), Section 6.1(c)(iv) or Section 6.1(d) hereof.

(f)   This Section 6.1 is intended to satisfy the rules of Treas. Reg. §1.704-1(b) and the rules for allocations attributable to nonrecourse liabilities set forth in Treas. Reg. §1.704-2 and should be so construed.

6.2   Tax Allocations; Code Section 704(c).

(a)   For income tax purposes only, each item of income, gain, loss, deduction and credit of the Company shall be allocated among the Members in the same manner as the corresponding items of Profits and Losses and specially allocated items are allocated for Capital Account purposes.

(b)   In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

(c)   In the event the Gross Asset Value of any asset of the Company shall be adjusted pursuant to the provisions of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder.

(d)   Any elections or other decisions relating to such Section 704(c) allocations made pursuant to Section 6.2(b) hereof and "reverse Section 704(c) allocations" made pursuant to Section 6.2(c) hereof shall be agreed by the Class A Members, the Class A-1 Members, the Class B Members and the Class C Members in any manner that reasonably reflects the purpose and intention of this Agreement. Unless otherwise agreed by the Class A Members, the Class A-1 Members, the Class B Members and the Class C Members, the Company shall use the "traditional allocation method" for such allocations, in accordance with Treas. Reg. §1.704-3(b). Section 704(c) allocations pursuant to this Section 6.2 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

6.3   Accounting Method. The books of the Company (for both tax and financial reporting purposes) shall be kept on an accrual basis.

(a)   Withholding. All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 6.3 for all purposes under this Agreement. The Company is authorized to withhold from payments and Distributions, or with respect to allocations to the Members, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

The withholdings referred to in this Section 6.3 shall be made at the maximum applicable statutory rate under the applicable tax law unless the Manager receives documentation, satisfactory to the Manager, to the effect that a lower rate is applicable, or that no withholding is applicable.

6.4   Allocations Relating to Last Fiscal Year. It is the intent of the Members that the allocations provided in this Article VI result in the distributions required pursuant to Section 11.2(b) being in accordance with positive capital accounts as provided for in

Treasury Regulations under Section 704(b) of the Code. If upon the dissolution and termination of the Company pursuant to Article XI of this Agreement, and after giving hypothetical effect to the allocations required by Article VI, the Capital Accounts of the Members are in such ratios or balances that distributions pursuant to Section 11.2(b) would not be in accordance with the positive Capital Accounts of the Members, such failure shall not affect or alter the distributions required by Section 11.2(b). Rather, any item of income, gain, loss or deduction of the Company for the Fiscal Year in which the Company dissolves and terminates pursuant to Article XI shall be allocated among the Members in a manner that, to the maximum extent possible, will result in the Capital Accounts of each Member having a balance prior to the distribution equal to the amount of the distributions to be received by each Member pursuant to Section 11.2(b). The Manager may apply the principles of this Section 6.4 to any Fiscal Year preceding the Fiscal Year in which the Company dissolves and terminates if delaying the application of the principles of this Section 6.4 would likely result in distributions pursuant to Section 11.2(b) not being in accordance with the positive Capital Account balances of the Members.

ARTICLE VII

MANAGEMENT

7.1   Powers of the Manager.

(a)   Newco shall be the "Manager" of the Company within the meaning of the Act, and shall provide adequate resources to fulfill its management responsibilities. There shall be no other "Manager" of the Company within the meaning of the Act unless Newco is replaced, resigns or is removed as Manager in accordance with the provisions of the Agreement. Subject to the terms and conditions of this Agreement (including without limitation Sections 2.7, 7.2, 7.3 and 7.4 hereof), the Manager shall have full and complete charge of all affairs of the Company, and the management and control of the Company's business shall rest exclusively with the Manager. Subject to applicable Law, the Manager shall not be obligated to do any act or thing in connection with the Company other than pursuant to this Agreement. The Manager shall perform its obligations as the Manager under this Agreement in a manner consistent with Good Industry Practices and in compliance in all material respects with all applicable Laws.

(b)   Subject to the limitations set forth in this Agreement (including without limitation Sections 2.7, 7.2, 7.3 and 7.4 hereof), the Manager, on behalf and in the name of the Company, shall have the full power and authority to carry out any and all purposes of the Company set forth in Section 2.6 hereof, perform or cause to be performed all acts and enter into and perform all contracts and other undertakings relating to the management and operational functions relating to the business of the Company, except to the extent inconsistent with the terms and conditions of this Agreement or the Act. Without limiting

the generality of the foregoing, except as otherwise provided in Sections 2.7, 7.2, 7.3 and 7.4 hereof, the Manager is authorized on behalf of the Company, in its sole discretion and without the approval of the other Members, to:

(i)   open, maintain and close bank accounts and draw checks or other orders for the payment of monies;

(ii)   subject to the requirements of the Business Plan and the Annual Budget, develop and execute the capital expenditure priorities of the Company in furtherance of the Company's business as described in Section 2.6 hereof;

(iii)   establish financial reserves for the Company;

(iv)   expend the capital and revenues of the Company in furtherance of the Company's business as described in Section 2.6 hereof and pay, in accordance with the provisions of this Agreement, all expenses, debts and obligations of the Company to the extent that funds of the Company are available therefor;

(v)   make investments in Cash Equivalents, pending disbursement of Company funds in furtherance of the Company's business as described in Section 2.6 hereof, for Distributions or to provide a source from which to meet contingencies;

(vi)   enter into and terminate agreements and contracts with third parties in furtherance of the Company's business as described in Section 2.6 hereof, and institute, defend and settle litigation arising therefrom, and give receipts, releases and discharges with respect to all of the foregoing;

(vii)   maintain, at the expense of the Company, adequate records and accounts of all operations and expenditures and furnish any Member with the reports referred to in Section 9.2 hereof;

(viii)   adopt or modify risk management policies and insurance programs, including purchasing, at the expense of the Company, liability, casualty, fire and other insurance and bonds to protect the Company's properties, business, Members and employees;

(ix)   employ, at the expense of the Company, Outside Advisers as may reasonably be required for the purposes of the Company and terminate such employment; provided, however, that if any Affiliate of any Member is so employed, such employment shall be in accordance with Section 7.2, Section 7.3 and Section 7.4 hereof;

(x)	make or cause to be made all filings required by applicable law or regulation and undertake all other actions to comply with such laws and regulations;

(xi)	represent the Company as a member of any regional transmission organization or energy industry association, and as a stakeholder with respect to any independent system operator;

(xii)	make any public announcements related to the Company;

(xiii)	to the extent set forth in Article IX hereof, manage the tax matters of the Company;

(xiv)	incur Debt, borrow funds and/or issue guarantees, in each case for the conduct of the Company's business as described in Section 2.6 hereof, and make all elections and determinations under the Credit Facilities;

(xv)	undertake on behalf of any Subsidiary (either directly or through its vote as an Equity Security holder) any action that it is permitted to take on behalf of the Company pursuant to this Section 7.1 and not otherwise restricted hereunder;

(xvi)	appoint, and direct the actions of, officials and agents of the Company and its Subsidiaries, and delegate to such officials and agents any authority conferred upon the Manager under this Agreement; and

(xvii)	execute and deliver any and all other agreements, documents and other instruments necessary or incidental to the conduct of the business of this Company.

By executing this Agreement, each Member shall be deemed to have consented to any exercise by the Manager of any of the foregoing powers.

(c)	The Manager, acting through a duly authorized director, officer or agent, may execute and deliver agreements, deeds or other documents on the Company's behalf so as to bind the Company to the terms thereof, and third parties shall be entitled to rely on actions taken by the Manager, as Manager of the Company, as being authorized actions of the Company.

(d)	The Manager shall, on behalf of the Company, provide to the Class A-1 Members, the Class C Members and the Class B Members all material notices received by the Company under the Credit Facilities or otherwise, including without limitation, notice of any Event of Default (as defined in the Credit Facilities) under the Credit Facilities.

(e)   Prior to the Manager causing the Company or NUR to enter into any material agreement or contract with any Person, the Manager shall make due inquiries to determine whether such Person has been debarred or disqualified by any Governmental Authority from performing work or entering into contracts of the type to be performed under or similar to the applicable agreement or contract, and if such is the case (as determined based upon such inquiries), the Manager shall not permit the Company or NUR to enter into such agreement or contract without the prior written consent of the Class C Members, in their sole discretion. In addition, without the prior written consent of the Class C Members, in their sole discretion, the Manager shall not permit the Company or NUR to enter into any agreement or contract if (i) such agreement or contract contains provisions that could impair or impose conditions upon (x) the assignability or transfer of any Class C Member Interests, (y) the transfer of a direct or indirect interest in any Class C Member Interests or (z) the exercise of any of Class C Member's remedies under this Agreement or (ii) such agreement or contract would impose recourse on or to, or otherwise create any obligations of, any Class C Member.

7.2   <u>Certain Actions Requiring Approval of the Majority Class C Members</u>. Notwithstanding any other provision of this Agreement or the Management Services Agreement, the Manager shall have no authority to do, and the Manager shall not do or permit the Company to do, any of the following, either directly or indirectly, without the prior written approval of the Majority Class C Members:

(a)   The entering into of any transaction involving potential conflicts of interests between the Company and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by the Company of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions; provided that if any such transaction involves a Class C Member (in a capacity other than as holder of Class C Member Interests), such Class C Member shall not be entitled to vote and the Class C Member Interests of such Class C Member shall be disregarded for the purpose of determining the aggregate percentage of Class C Member Interests voting on such matter.

(b)   Adoption of Annual Budgets and changes thereto prior to the Commercial Operation Date and the making of any expenditures causing (x) any budgeted line item in the Annual Budget to be exceeded by more than $750,000 or causing (y) the aggregate of all such exceedances (excluding exceedances of the line item "Contingency") to exceed $10,000,000, and, from and after the Commercial Operation Date, adopting any Annual Budget or amendment thereto that is inconsistent with the Business Plan or the making of any expenditure exceeding the aggregate budgeted amount in the Annual Budget by an amount greater than the lesser of $500,000 per event or series of related

events (but not otherwise cumulatively) and an amount equal to five percent (5%) of such budgeted amount except expenditures reasonably incurred in connection with emergencies or mandates of any Governmental Authority.

(c)   The entering into of any joint venture, partnership or other material operating alliance with any other Person.

(d)   The settlement of any claims, legal proceedings or arbitration on behalf of the Company that would materially adversely affect the Company or any of its Members or require the payment of more than $500,000 in the aggregate, or which include requests for injunction, specific performance or equitable relief and involve matters having a value in excess of $500,000 in the aggregate.

(e)   The execution and delivery of any Project Contract (other than the FTCPA and the EPC Contract) prior to the Commercial Operation Date and any material amendment thereto and, from and after the Commercial Operation Date, any contracts or any amendments thereto that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000 other than in accordance with any then current Annual Budget.

(f)   Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under any Project Contract (other than the FTCPA and the EPC Contract) prior to the Commercial Operation Date and, from and after the Commercial Operation Date, any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under any contracts that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000.

(g)   The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

7.3   Certain Actions Requiring Approval of the Unanimous Class C Members. Notwithstanding any other provision of this Agreement or the Management Services Agreement, the Manager shall have no authority to do, and the Manager shall not do or permit the Company to do, any of the following, either directly or indirectly, without the prior written approval of the Unanimous Class C Members:

(a)   Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under the FTCPA or the EPC Contract.

(b)   Any amendments or modifications to the definitions of Final Period, Final Period Allocation Percentages, Initial Period, Initial Period Allocation Percentages, Second Period, Second Period Allocation Percentages, Third Period or Third Period Allocation Percentages or to Section 5.3, 6.1 or 6.2.

(c)   The sale, issuance or redemption of Equity Securities that might affect the interest of, as relevant, any Class B Member Interests or Class C Member Interests.

(d)   Any action (or failure to act) by Manager, the Company or any of the Company's subsidiaries that would result in any other member of the Company or its Affiliates (other than Manager and the Company and their subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under PUHCA or (b) being subject to any other federal or state regulation that in the reasonable discretion of the Manager or of any such member of the Company or any such Affiliate would have an adverse effect on such member of the Company or any such Affiliate.

(e)   Any tax elections of the Company that would impair the treatment of the Company or NUR as a partnership or pass-through entity for tax purposes.

(f)   Any material loans made by the Company or the provision of any material financial guarantees by the Company.

(g)   Any amendments to the organizational documents of the Company (including this Agreement) or any Subsidiary of the Company, so as to change the powers, preferences or rights of Members, or in a manner that would otherwise adversely affect the rights of Members.

(h)   The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of Member Interests other than as provided in this Agreement.

(i)   Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination.

(j)   Any change in the principal nature of the business of the Company or any of its Subsidiaries.

(k)   The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

7.3A   Certain Actions Requiring Approval of the Super-Majority Class C Members. Notwithstanding any other provision of this Agreement or the Manager Service Agreement, the Manager shall have no authority to do, and the Manager shall not do or permit the Company to do, any of the following, either directly or indirectly, without the prior written approval of the Super-Majority Class C Members:

(a)   Any material amendments or material change orders to the FTCPA or the EPC Contract.

(b)   Any sale, lease, exchange, transfer or other disposition of material assets or businesses of the Project or the Company or the Company's subsidiaries (including without limitation, the capital stock or membership interests of any Subsidiary) other than sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business.

(c)   Any affirmative grants of security interests or other encumbrances in the material assets of the Project or the Company.

(d)   The voluntary incurrence of material Debt by the Company or NUR prior to the Commercial Operation Date and, from and after the Commercial Operation Date, any issuance of Debt in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of the Company or its subsidiaries (whether for borrowed money or otherwise).

(e)   The filing of any application to obtain, or any material amendment to, a material Project Permit, or any material filing in connection with the Company, NUR or the Project, or any material changes to the foregoing.

(f)   Any material tax elections by the Company (other than those described in Section 7.3(e)).

(g)   The purchase, lease or other acquisition by the Company of any securities or assets of any other Person, except for acquisitions of products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current Annual Budget and the Business Plan.

(h)   Any effectuation of a public offering, private sale or other change of control of the Company (other than financing activities otherwise approved in this Agreement).

(i)   The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law, the consenting to or acquiescing in the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding, the making of a general assignment for the benefit of creditors, the admitting in writing of its inability, or the failure generally, to pay its debts as they become due, or the taking of any action for the purpose of effecting any of the foregoing.

(j)   The making of any material change in accounting practices, except to the extent required by law or GAAP, or voluntarily changing or termination of the appointment of the Company's accountants as of the Effective Date.

(k)   The adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of the Company, including any change in the compensation or terms of employment of such executive officers; or (b) any material employee benefit plan for employees of the Company.

(l)   The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

7.4   <u>Certain Actions Requiring Approval of the Majority Class B Members</u>. Notwithstanding any other provision of this Agreement or the Management Services Agreement, during the Third Period and the Final Period, the Manager shall have no authority to do, and the Manager shall not do or permit the Company to do, any of the actions described in Section 7.3(b), (c), (d), (e), (g), (h),(i) or (j) or Section 7.3A(e), (f), (h) or (j) either directly or indirectly, without the prior written approval of the Majority Class B Members.

7.5   <u>Budget</u>.

(a)   Not later than sixty (60) days prior to the end of each Fiscal Year beginning with the 2006 Fiscal Year, the Manager shall prepare and present to the Class C Members an annual capital and operating budget (the "<u>Annual Budget</u>") for the Company and Newco with respect to the next succeeding Fiscal Year setting forth on a monthly basis at a minimum the estimated receipts and expenditures (capital, operating and other) of the Company in sufficient detail to provide an estimate of income, cash flow, capital proceeds and other financial requirements of the Company for such year. Each Annual Budget shall also include as such line items as the Class C Members shall reasonably require the

expected Reimbursable Expenses (as defined in the Management Services Agreement) for the next succeeding Fiscal Year and such other information or other matters necessary in order to inform the Class C Members of the Company's business and to enable the Class C Members to make an informed decision with respect to their approval of such Annual Budget. The Class C Members shall review the proposed Annual Budget, and shall offer any revisions thereto, within fifteen (15) days. The final Annual Budget, as so revised, shall be approved by the Class C Members no later than thirty (30) days prior to the end of the then Fiscal Year, which approval shall constitute adoption of such Annual Budget by the Company. Until an Annual Budget has been adopted, the most recently approved Annual Budget shall be the Annual Budget then in effect. The Annual Budget for the portion of the 2005 Fiscal Year remaining on the Effective Date is attached to this Agreement as Schedule 7.5(a).

(b) Prior to the Commercial Operation Date, within twenty (20) days after the end of each month, the Manager shall provide to each Class B Member and Class C Member a construction report that compares by cost line item and in total

(i) the actual Project Costs incurred for the month compared to budget, together with a narrative explanation of significant variances,

(ii) the cumulative amount actual Project Costs incurred compared to the cumulative budgeted costs, together with a narrative explanation of significant variances, and

(iii) a forecast of the estimated total Project Costs at completion compared to the original construction budget, together with a narrative explanation of significant variances.

7.6 Certain Rights, Duties and Obligations of the Members.

(a) Except as otherwise specifically contemplated by this Agreement, none of the Class A-1 Members as Class A-1 Members in the Company, the Class B Members as Class B Members in the Company nor the Class C Members as Class C Members in the Company shall participate in the control, management, direction or operation of the business, activities or affairs of the Company, and none of the Class A-1 Members, the Class B Members nor the Class C Members shall have any power to act for or to bind the Company.

(b) The Manager shall have such duties and responsibilities and shall take all action which may be necessary or appropriate on its part

(i)   for the continuation of the Company as a limited liability company under the laws of the State of Delaware,

(ii)   as are required under applicable law, and

(iii)   for the development, maintenance, preservation and operation of the business of the Company as described in Section 2.6 hereof,

in each instance subject to the provisions of this Agreement and applicable laws and regulations.

(c)   The Manager shall take (and the Members agree to cooperate with the Manager and approve the Manager's taking on their behalf) all action which is reasonably necessary

(i)   to qualify the Company to conduct the business as described in Section 2.6 hereof and to continue to effect such formation or qualification, and

(ii)   in order to protect the limited liability of the Members under the laws of any jurisdiction in which the Company is doing business.

(d)   (i)   The Manager shall comply with the requirements of the 1935 Act such that no action or inaction by the Manager shall subject any of the Members (other than the Class A Members) to regulation as a "holding company," a "public-utility holding company," a "subsidiary company," an "affiliate," or an "affiliate" or a "subsidiary company" of a "public-utility company" or a "holding company" under the 1935 Act.

(ii)   At the request of the Majority Class C Members or the Majority Class B Members (which request shall also authorize an amendment to the Annual Budget to provide for the expenditure by the Manager of the funds required to implement such request), the Manager shall take such reasonable actions as may be directed by the Majority Class C Members or the Majority Class B Members, as applicable (including modifications to the provisions of this Article VII from time to time), to the extent necessary, so as to preclude the Class C Members or the Majority Class B Members, as applicable, from being deemed to be a "holding company" or an "affiliate" of a "public-utility company" or a "holding company" under the 1935 Act; provided, however, that in no event shall any such action or adjustment adversely affect the rights of any Member hereunder without the consent of such Member.

(e)   Any Member of Neptune having approval rights over actions, or omissions to act, of the Company pursuant to Sections 7.2, 7.3, 7.4, 7.5 or any other

provision of this Agreement may grant or withhold approval of any of the matters set forth in such provisions in its sole discretion and in granting or withholding such approvals, such Member (i) shall not be acting in a fiduciary capacity with respect to any other Member or the Company, (ii) shall not be required to take into account the interests of any other Member or the Company in granting or withholding such approval and (iii) no Member or the Company shall be liable to any other Member or to the Company as a result of its exercise of approval rights or its decision to withhold any approval pursuant to any of such provisions.

(f)   The Majority Class C Members shall have the right, exercised or not exercised in their sole discretion (i) to enforce the Management Services Agreement (and any successor management services agreement), to exercise any termination rights in respect thereof and to cure material breaches or defaults by the Company thereunder, in each case in the name and on behalf of the Company and (ii) to make, give or withhold any determinations, consents or approvals to be made by the Company thereunder. Notwithstanding any provision of this Agreement to the contrary, no Class C Member (x) shall be acting in a fiduciary capacity with respect to any other Member, (y) shall be required to take into account the interests of any other Member, or (z) shall be liable to any other Member, in each case in connection with or as a result of any action taken or omitted to be taken by any Class C Member pursuant to or in connection with this Section 7.6(f).

7.7   Conflicts of Interest. Subject to Section 7.2, Section 7.3, and Section 7.4 hereof, any Member may engage in or possess an interest in any other business ventures of any nature of description, independently or with others, whether presently existing or hereafter created, and neither the Company nor the other Members shall have any rights in or to such independent ventures or the income or profits derived therefrom.

7.8   Meetings of Members. Meetings of the Members may be called by the Manager at any time and for any purpose, and shall be called by the Manager upon receipt of a request in writing signed by the Majority Class C Members. Such a meeting shall be held not less than ten (10) nor more than sixty (60) days after such writing, at such place and time as are designated by the Manager in the notice.

7.9   Liability of Manager.

(a)   The Manager may rely upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)   The Manager may consult with and employ Outside Advisers selected by it (who may serve as such for, and be employed by, the Company or any Affiliate of the

Manager), and may rely on any advice of such Person as to matters which the Manager reasonably believes in good faith to be within their professional or expert competence.

(c)   The Manager may exercise any of the powers hereunder or perform any duties hereunder either directly or by or through vendors or Outside Advisers, excluding any Affiliate of the Manager. The Manager will be responsible for the actions of its officers, members, directors and employees, but will have no liability for the negligence or other acts of its vendors or Outside Advisers selected with due care (except to the extent that such Person takes or omits to take an action on behalf of the Manager or the Company in accordance with the express instructions of the Manager (other than Qualified Instructions)).

7.10   Removal or Withdrawal of the Manager.

(a)   In the event that (i) the Manager or Executive shall Transfer any Class A Member Interest or Class A-1 Member Interest in contravention of Section 10.1(a) or (b), (ii)(A) the Manager shall fail to perform or otherwise be in breach of any of its other material obligations under this Agreement or (B) the Manager has made a Controllable Management Decision that has resulted in a Material Earnings Failure (an "Earnings Event") and shall not have cured such failure or breach within thirty (30) days (or such other period as is otherwise provided for in this Agreement) following receipt of notice of such failure or breach from the Majority Class C Members, or (iii) the Company shall have the right to terminate the Management Services Agreement pursuant to Section 8.2(b) or (c) thereof, then the Majority Class C Members may by written notice to the Manager remove the Manager, such removal to be effective five (5) Business Days after receipt by the Manager of such notice; provided that (other than in respect of any failure or breach for which a cure period is otherwise provided for in this Agreement) in the event that such failure or breach is not susceptible of cure within such thirty (30) day period but is susceptible of cure within a ninety (90) day period commencing on receipt of notice of such failure or breach, the cure period shall be extended for up to an additional sixty (60) days, provided that the Manager diligently pursues such cure. In the event that the Majority Class C Members shall have the right to remove the Manager as a result of an Earnings Event, then the Majority Class C Members must exercise such removal right not later than one hundred twenty (120) days after such right first arises and if they shall fail to do so, then such removal right shall expire (but without prejudice to removal rights that may arise thereafter as a result of subsequent Earnings Events).

(b)   In the event that the Manager shall have the right to terminate the Management Services Agreement pursuant to Section 8.2(b) thereof, then the Manager may by written notice to the Majority Class C Members withdraw as the Manager hereunder, such withdrawal to be effective five (5) Business Days after receipt by the Majority Class C Members of such notice.

(c)   In the event that the Manager shall be removed as provided in Section 7.10(a) or the Manager shall withdraw as provided in Section 7.10(b), (i) the Manager shall promptly, and in no event more than five (5) Business Days after such removal becomes effective, deliver to a Person designated by the Majority Class C Members all books, records, contracts and correspondence of or relating to the Company, (ii) without any further action of any Person, there shall be forfeited to the Company such portions, if any, of the First Newco Class A Member Interest, the Second Newco Class A Member Interest and the Special Distribution that are provided for in Section 7.10(d), or such portions, if any, of the First Newco Class A Member Interest, the Second Newco Class A Member Interest and the Special Distribution that are provided for in Section 7.10(d) shall vest on an accelerated basis, as applicable, and (iii) the Manager's remaining First Newco Class A Member Interest and Second Newco Class A Member Interest, if any, shall become Class A-1 Member Interests. In the event that the Manager shall be removed as provided in Section 7.10(a) or shall withdraw as provided in Section 7.10(b) or shall otherwise cease to be the Manager hereunder, the Majority Class C Members may, subject to the applicable requirements of the 1935 Act, designate a successor Manager and cause the Company to issue to such successor Manager all or any portion of the First Newco Class A Member Interest, Second Newco Class A Member Interest and the Special Distribution, if any, forfeited to the Company pursuant to Section 7.10(d) and to enter into a management services agreement with such successor Manager on commercially reasonable terms.

(d)   In connection with the removal of the Manager as provided in Section 7.10(a) or the withdrawal of the Manager as provided in Section 7.10(b) in each case occurring prior to the [*] anniversary of the Commercial Operation Date, the following forfeitures or accelerations of vesting, as applicable, of Class A Member Interests held by Manager and the Special Distribution shall occur on the date of such removal or withdrawal, as applicable, without the further action of any Person. The provisions of this Section 7.10(d) shall be of no further force and effect from and after the [*] anniversary of the Commercial Operation Date.

(i)   In the event the Manager is removed as a result of the death or Disability of Executive, the forfeitures and accelerations of vesting described in Section 5.5 shall occur;

(ii)   In the event the Manager is removed as a result of an Executive Event, an Earnings Event or the Bankruptcy of Manager, Manager shall forfeit [*] of each of the unvested First Newco Class A Member Interest, the unvested Second Newco Class A Member Interest and the unvested Special Distribution;

(iii)   In the event the Manager is removed as a result of any event or circumstance other than those described in clause (i) or (ii) above, Manager shall

forfeit (x) [*] of each of the unvested First Newco Class A Member Interest, the unvested Second Newco Class A Member Interest and the unvested Special Distribution, and (y) [*] of the vested Second Newco Class A Member Interest, and (z) [*] of the vested Special Distribution;

(iv)   In the event the Manager is removed as a result of an Executive Breach Event, then in addition to the forfeiture described in clause (iii) above Manager shall forfeit [*] of the vested First Newco Class A Member Interest and [*] of the vested Special Distribution;

(v)   In the event that the Manager is removed as a result of an Executive Moral Turpitude Event, then in addition to the forfeiture described in clause (iii) above Manager shall forfeit [*] of the vested First Newco Class A Member Interest and [*] of each of the vested Second Newco Class A Member Interest and the vested Special Distribution not forfeited pursuant to clause (iii) above; and

(vi)   In the event that the Manager withdraws as provided in Section 7.10(b), [*] of each of the unvested First Newco Class A Member Interest, the unvested Second Newco Class A Member Interest, and the unvested Special Distribution shall vest.

For the avoidance of doubt, (x) following any such removal or withdrawal Manager shall retain, as a Class A-1 Member Interest, any vested First Newco Class A Member Interest, vested Second Newco Class A Member Interest and vested Special Distribution that is not required to be forfeited under this Section 7.10(d) and (y) any forfeiture under this Section 7.10 shall be effective from and after the date such forfeiture occurs and in no event shall the Manager be required to repay to the Company or any Member any Distribution made to the Manager in respect of any of its Interests or the Special Distribution prior to such date.

7.11   Exculpation and Indemnification.

(a)   No Member (including the Manager, in such capacity) nor any of its Affiliates nor any of their respective current or former Members, members, shareholders (or other Equity Security holders), officers, directors, employees, consultants, agents or representatives (each an "Indemnified Party" and, collectively, the "Indemnified Parties") shall be liable, in damages or otherwise, to the Company or to any of the Members for any act or omission performed or omitted by such Indemnified Party in connection with the conduct of affairs of the Company or otherwise incurred in connection with the Company or this Agreement or the matters contemplated herein; provided, that no indemnification shall be granted to any Indemnified Party, that is not an individual, for

(i)   any act or omission of such Indemnified Party or any Related Indemnitee resulting from such Person's own fraud, criminal or willful misconduct, gross negligence or bad faith,

(ii)   any breach by such Indemnified Party or any Related Indemnitee of any of the terms and provisions of this Agreement, or

(iii)   any breach by an Indemnified Party or any Related Indemnitee of any contract with the Company;

and provided further, that no indemnification shall be granted to any Indemnified Party that is an individual for any act or omission of such Indemnified Party or any Related Indemnitee resulting from such individual's own fraud or criminal or willful misconduct.

(b)   The Company shall indemnify, defend and hold harmless, to the fullest extent permitted by law, the Indemnified Parties, from and against any loss, damage, expense, claim or liability of any kind or nature whatsoever that such Indemnified Party may at any time become subject to or liable for any reason arising out of this Agreement or in connection with the conduct of the affairs of the Company; provided, that no Indemnified Party that is not an individual shall be entitled to indemnification if and to the extent that the liability otherwise to be indemnified for results from

(i)   any act or omission of such Indemnified Party or any Related Indemnitee resulting from such Person's own fraud, criminal or willful misconduct, gross negligence or bad faith,

(ii)   any breach by such Indemnified Party or any Related Indemnitee of any of the terms and provisions of this Agreement, or

(iii)   any breach by an Indemnified Party or any Related Indemnitee of any contract with the Company;

and provided further, that no indemnification shall be granted to any Indemnified Party that is an individual for any act or omission of such Indemnified Party or any Related Indemnitee resulting from such individual's own fraud or criminal or willful misconduct.

(c)   Expenses (including reasonable legal fees) incurred by an Indemnified Party in defense or settlement of any claim or liability that may be subject to a right of indemnification hereunder shall be reimbursed by the Company upon the final disposition of any such proceeding and, thereafter, upon receipt of a written request from such Indemnified Party requesting reimbursement of such amount, if it has been determined by

a court of competent jurisdiction that the Indemnified Party is entitled to be indemnified hereunder.

(d)   The right of any Indemnified Party to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which such Indemnified Party may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Indemnified Party's successors, assigns and legal representatives.

(e)   If the Company, the Manager, any Member or any Affiliate of a Member or the Company is required by law to make any payment on behalf of a Member (including without limitation federal or foreign withholding taxes), then the Company (if permitted to without incurring any penalties) shall notify such Member of such obligation and such Member shall have the opportunity to make such payment on its own behalf. If such Member fails, or is not otherwise able, to make such payment on its own behalf and the Company, Member or such Affiliate makes any such payment on behalf of the Member, such Member shall reimburse, indemnify and hold harmless the Company, the Manager, the other Members, each such Affiliate and each of their respective officers, directors, employees, stockholders, members and agents (each of which shall be a third-party beneficiary of this Agreement solely for purposes of this Section 7.11(e)) for the entire amount of such payment (including interest and penalties thereon and expenses related thereto). Distributions or payments to which a Member is otherwise entitled to pursuant to Article V or Article XI hereof may be offset against such Member's obligation to reimburse and indemnify a party pursuant to this Section 7.11(e). A Member's obligation under this Section 7.11(e) shall bear interest commencing with the date such obligation arises, at an annual rate equal to the lesser of the maximum amount permitted by law and the per annum rate of interest reported on the date such obligation arises by The Wall Street Journal as the six (6) month London Interbank Offered Rate plus five-hundred (500) basis points.

(f)   The Company and the Manager shall maintain insurance in customary amounts and against customary risks as reasonably determined from time to time by the Manager.

(g)   The indemnities provided hereunder shall survive termination of the Company and this Agreement. The provisions of this Section 7.11 for the indemnification of Persons other than Members may be relied upon by such Persons and may be enforced as if such Persons were parties hereto and, to this extent, the Manager shall be deemed to hold the benefit of such indemnity on behalf of each Indemnified Party and shall use its reasonable endeavors to assist such Person in bringing proceedings in respect of a claim under this Section 7.11.

(h)   Neither the Manager nor any Member shall be liable to the Company or to another Member for any consequential or punitive damages.

(i)   Notwithstanding the foregoing, no Affiliate of a Member (including of the Manager, in such capacity) nor any of the respective current or former members, shareholders (or other Equity Security holders), officers, directors or employees of a Member or of an Affiliate of a Member shall be personally liable for any payments due from a Member hereunder or any obligations to be performed by a Member hereunder, except as expressly provided herein or in any other agreement to which such Person is a party. The sole recourse of the Company or other Members for any payments due from a Member hereunder or any obligations to be performed by a Member hereunder shall be against such Member and its assets and not against any other Person; provided, however, that (x) nothing in this Section 7.11(i) shall limit or otherwise prejudice in any way the right of the Company or other Members to proceed against any Person with respect to the enforcement of such Person's obligations under any agreement to which it is a party, and (y) recourse against a Person for such Person's own fraud or criminal or willful misconduct shall not be limited by this Section 7.11(i).

ARTICLE VIII

COMPENSATION

8.1   Compensation. The following costs and expenses of the Manager shall be promptly paid or reimbursed by the Company:

(a)   Without duplication of any amounts paid to the Manager pursuant to the Management Services Agreement (or any successor management services agreement) entered into as contemplated in Section 7.10(c), all reasonable costs associated with the creation and start-up of the Manager, including without limitation (i) legal costs associated with negotiation and execution of this Agreement and any other agreements between the Manager and the other Members and/or the Company and (ii) legal costs associated with all initial and future SEC and other regulatory filings required to be made by the Manager under the 1935 Act or otherwise under applicable law so that it may enter into and perform its obligations under this Agreement, any management services agreement and any other agreement relating to the Project between the Manager and the other Members and/or the Company.

(b)   All fees, costs, expenses and other amounts payable by the Company pursuant to the Management Services Agreement or any successor management services agreement entered into as contemplated by Section 7.10(c).

8.2   Costs. Without duplication of any amounts paid to the Manager pursuant to the Management Services Agreement or any successor management services agreement, the Company shall promptly pay or cause to be paid the reasonable costs and expenses relating to the organizing of the Company and in conducting and pursuing, or otherwise related to, the business of the Company, including the costs and expenses in respect of accounting or auditing compliance, tax compliance, filings and registration fees with respect to the Company and the costs and expenses of Outside Advisers retained on behalf of the Company, in each case to the extent that such reasonable costs and expenses described in the preceding sentence are reasonably incurred by the Manager on behalf of the Company and are provided for in the Annual Budget. Neither the Manager nor any Affiliate of the Manager shall be entitled to receive any fees from the Company or from the Manager as a result of a transaction with or involving the Company or the Manager other than the fees to be paid pursuant to this Article VIII and the Management Services Agreement. No amount paid pursuant to this Article XIII shall be deemed to be a Distribution for purposes of this Agreement.

ARTICLE IX

ACCOUNTS AND TAX MATTERS

9.1   Books and Records. The Manager shall maintain complete, true and accurate books of account and records, reflecting all operations of the Company and its Subsidiaries, at the Company's principal office, including a list of the names and addresses of all Members. Each Member shall have the right to inspect the Company's and its Subsidiaries' books and records (including the list of the names and addresses of Members) and all financial and other information of the Company and its Subsidiaries. Each of the Members shall have the right to examine, audit and make copies independently of the books and records and all financial and other information of the Company and its Subsidiaries, any such audit being at the sole cost and expense of the Member conducting such audit.

9.2   Reports, Returns and Audits.

(a)   The books of account shall be closed promptly after the end of each Fiscal Year. The books and records of the Company and its Subsidiaries shall be audited on a consolidated basis as of the end of each Fiscal Year by the Auditor. Within ninety days (90) days after the end of each Fiscal Year, the Manager shall make a written report to each Person who was a Member at any time during such Fiscal Year which shall include financial statements composed of an audited balance sheet, income statement, statement of cash flows and statement of changes in Members' Capital Accounts for the Fiscal Year then ended, which financial statements shall be prepared in accordance with GAAP, together with an audit opinion from the Auditor.

(b)   The Manager shall also furnish the Members, within twenty (20) days after the end of each calendar month that begins after the Commercial Operation Date, a balance sheet and income and cash flow statements with respect to the Company and its Subsidiaries for the current month and year-to-date setting forth the actual results for the periods presented together with a comparison to the respective amounts in the Annual Budget, prepared in accordance with GAAP, including monthly accruals for financial reporting purposes of the Distributions to be made to any of the Members pursuant to Article V hereof, together with a report of the Manager regarding the state of the Company's and its Subsidiaries' business and activities, including a report regarding any variances between actual results and the Annual Budget.

(c)   Within twenty (20) days after the end of each month beginning after the Commercial Operation Date, the Manager shall furnish an operating report containing a description of the business operations for the Project, including revenue reports, maintenance, environmental and safety matters and such other information that is typically reported for similar facilities.

(d)   The Manager shall prepare or cause to be prepared all federal, state and local tax returns of the Company (the "Returns") for each year or other period for which such Returns are required to be filed. The Manager shall cause the Company to timely file all such Returns (taking into account valid extensions for the filing thereof). To the extent permitted by Law, for purposes of preparing the Returns, the Company shall use the Fiscal Year. Subject to applicable Law and to the terms and provisions of this Agreement, the Manager shall determine the appropriate treatment of each item of income, gain, loss, deduction and credit of the Company and the accounting methods and conventions under the tax laws of the United States, the several states and other relevant jurisdictions as to the treatment of any such item or any other method or procedure related to the preparation of such Returns. The Manager may make any elections under the Code and/or applicable state or local tax laws as the Manager considers appropriate, subject to Section 7.3(j) hereof. Notwithstanding the foregoing, the Manager shall make the election provided for in Section 754 of the Code, only if requested to do so by any of the Class C Members.

(e)   Within one hundred twenty (120) days after the end of each Fiscal Year, each Person who was a Member at any time during the previous Fiscal Year shall be provided with an information letter (containing such Member's Form K-1 or comparable information) with respect to its distributive share of income, gains, deductions, losses and credits for income tax reporting purposes for such Fiscal Year, together with any other information concerning the Company necessary for the preparation of a Member's income tax return(s), and the Company shall provide each Member with an estimate of the information to be set forth in such information letter by no later than ninety (90) days after the end of the Fiscal Year. With the sole exception of mathematical errors in computation, the financial statements and the information contained in such information letter shall be

deemed conclusive and binding upon such Member unless written objection shall be lodged with the Manager within ninety (90) days after the giving of such information letter to such Member.

(f)   The Manager shall be the party designated to receive all notices from the Internal Revenue Service which pertain to the tax affairs of the Company. The Manager shall be the "tax matters partner", as such term is defined in Section 6231(a)(7) of the Code. The "tax matters partner" shall be authorized to incur reasonable expenses in the performance of its duties pursuant to this Section 9.2(f). The Company shall bear the cost of such expenses. The Manager shall make an election under Section 6231(a)(1)(B)(ii) of the Code with the Company's first federal income tax return to be filed to have Sections 6221-6234 of the Code apply to the Company, subject to Section 7.3(j) hereof.

(g)   The Company shall provide each of the Members with copies of

(i)   all material reports delivered to the Company by Newco under any operations and maintenance and credit agreements, and

(ii)   all material information related to any pending or threatened litigation, insurance or required permits.

(h)   No election shall be made by the Company or any Member to treat the Company as a corporation for federal tax purposes. Without limiting the foregoing, except pursuant to an election approved by the Unanimous Class C Members pursuant to Section 7.3(e) hereof, no Member shall take any action to cause the Company to be treated other than as a partnership and a pass-through entity for purposes of applicable tax Laws.

(i)   The Manager shall have the following grace periods for delivery of reports or returns under the applicable sections above: Section 9.2(a) – fifteen (15) days; Sections 9.2(a) and (b) – ten (10) days; and Section 9.2(e) – thirty (30) days.

ARTICLE X

TRANSFERS, REGISTRATION RIGHTS
AND OTHER PURCHASE AND SALE RIGHTS

10.1   Transfer Restrictions. The following transfer restrictions will apply to transfers of Interests in the Company; provided, that no such restrictions shall apply to any transfer pursuant to any pledge agreement entered into in connection with the Credit Facilities (a "Membership Pledge Agreement"):

(a)   For so long as Newco is the Manager, (i) Newco shall not Transfer any of its Class A Member Interest except for any pledge of the Class A Member Interest required pursuant to the terms of the Credit Facilities, and (ii) except as provided in Section 10.1(b), Executive shall be the sole Member and legal and beneficial owner of Newco and Newco shall at all times remain controlled directly or indirectly by Executive or, in the event of his death or Disability, by a Person approved in writing by the Super-Majority Class C Members (such approval not to be reasonably withheld) as provided in this Section 10.1(a). In the event Newco is not the Manager, prior to the Commercial Operation Date, Newco shall not Transfer any Class A-1 Member Interest without the prior approval of all Members, which approval shall not be unreasonably withheld except that Newco may freely Transfer its Class A-1 Member Interest to another Member or a Member Affiliate of any Member.

(b)   Executive will be entitled to own and receive the economic benefits of his interests in Newco individually or through affiliates or assignees utilized for family tax planning purposes, in each case as approved in writing by the Super-Majority Class C Members (such approval not to be unreasonably withheld), but, except as provided in the next sentence, for so long as Newco is the Manager, Executive shall at all times control (as defined in the definition of Affiliate) Newco and shall not otherwise be permitted to, directly or indirectly, Transfer any of his interests in Newco. In the event of Executive's death or Disability, Executive (or, in the event of his death, the executor or administrator of his estate or, in the event of his Disability, any other Person authorized to act on Executive's behalf) may assign or transfer, directly or indirectly, any of his interests in Newco to any Person, subject to the prior written approval of the Super-Majority Class C Members (such approval not to be unreasonably withheld).

(c)   Prior to the Commercial Operation Date, no Transfers of any Class B Member Interests or Class C Member Interests will be permitted without the prior approval of all Members, which approval shall not be unreasonably withheld, except that any Class B Member or Class C Member may freely Transfer its Class B Member Interests or Class C Member Interests, as applicable, to (x) a Member Affiliate, (y) another Member or a Member Affiliate of any Member or (z) its members, and except for any pledge of the Class B Member Interests and Class C Member Interests required pursuant to the terms of the Credit Facilities. Nothing shall restrict, at any time, the direct or indirect Transfer of interests in EIFN or Starwood, respectively, or in their constituent entities, so long as (i), following any transfers or assignments with respect to EIFN, EIFN shall remain controlled by or under common control with Energy Investors Funds Group, LLC (the "EIFN Control Requirement") and following any such Transfers with respect to Starwood, Starwood shall remain controlled by or under common control with Starwood Capital Group Global, LLC (the "Starwood Control Requirement") and (ii) such Transfer would not subject the Company, any Member or the Project to any additional material regulatory requirements, including but not limited to regulation of any Class B Member or Class C Member as a

"holding company," a "public-utility company," a "subsidiary company," an "affiliate" or an "affiliate" or a "subsidiary company" of a "public-utility company" or a "holding company" under the 1935 Act. The holding of approval rights over decisions of EIFN or Starwood, respectively, by any Persons holding direct or indirect interests in EIFN or Starwood, respectively, shall not violate the EIFN Control Requirement, in the case of EIF, or the Starwood Control Requirement, in the case of Starwood.

(d)   Following the Commercial Operation Date, Transfers (direct or indirect) of Class A-1 Member Interests, Class B Member Interests and Class C Member Interests will be permitted without the prior approval of any Member.

(e)   No Transfers will be permitted at any time if such Transfer would subject the Company, any of the Members or the Project to any additional material regulatory requirements, including but not limited to regulation of any Class B Member or Class C Member as a holding company under the 1935 Act.

(f)   Each Member hereby agrees that it will not Transfer any Interest unless such Transfer complies with the provisions hereof and either

(i)   such Transfer is made pursuant to an effective registration statement under the Securities Act and has been registered under all applicable state securities or "blue sky" laws, or

(ii)   no registration is required because of the availability of an exemption from registration under the Securities Act and all applicable state securities or "blue sky" laws.

(g)   No Transfers will be permitted if such Transfer would result in the imposition of a transfer tax on any other Member, or result in a termination of the Company pursuant to the provisions of Code Section 708(b) (or any other comparable provision of state, local, foreign tax law), unless such transfer tax or other consequences of such tax termination are indemnified against by the transferring Member or its transferee in a manner reasonably acceptable to each non-transferring Member; provided that the Members shall cooperate in good faith at the request of the transferor Member, to structure such Transfer in a manner that does not give rise to any such transfer tax or tax termination.

(h)   In the event of a direct or indirect Transfer of a direct or indirect interest in a Member which results in the imposition of a transfer tax or a termination of the Company as described in Section 10.1(g), such Member shall indemnify the other Member as described in Section 10.1(g), provided that prior to any such Transfer, the Members shall cooperate in good faith at the request of the transferor Member, to structure such Transfer in a manner that does not give rise to any such transfer tax or tax termination.

(i) All Profits and Losses of the Company attributable to any Interest acquired by reason of any Transfer of such Interest and any Distributions made with respect thereto shall be allocated between the Transferor and the Transferee in accordance with Section 706 of the Code and the Treasury Regulations promulgated thereunder. All Distributions on or before the date of such Transfer shall be made to Transferor, and all Distributions thereafter shall be made to the Transferee. The effective date of any Transfer permitted under this Agreement shall be the close of business on the day the Company is notified of the Transfer.

10.2 <u>Bankruptcy; Liquidation; Dissolution of a Member</u>. The Bankruptcy, dissolution or liquidation of a Member shall not cause (in and of itself) a dissolution of the Company, but the rights of such Member to share in the Profits and Losses of the Company, to receive Distributions and to Transfer its Interest pursuant to this Article X, on the happening of such an event, shall devolve to its beneficiary or other successor, executor, administrator or other legal representative for the purpose of settling its estate or administering its property, and the Company shall continue as a limited liability company. Such successor or representative, however, shall become a substituted Member only upon compliance with the requirements of Section 10.1 hereof with respect to a Transferee of an Interest. The estate of a Member in Bankruptcy shall be liable for all the obligations of the Member hereunder.

10.3 <u>Satisfactory Written Assignment Required</u>. Anything herein to the contrary notwithstanding, both the Company and the Manager shall be entitled to treat the Transferor of an Interest as the absolute owner thereof in all respects, and shall incur no liability for Distributions made in good faith to it, until such time as a written assignment or other evidence of the consummation of a Transfer that conforms to the requirements of this Article 10 hereof and is reasonably satisfactory to the Manager has been received by and recorded on the books of the Company, at which time the Transfer shall become effective for purposes of this Agreement.

10.4 <u>Transferee's Rights</u>. Any purported Transfer of an Interest which is not in compliance with this Agreement is hereby declared to be null and void and of no force and effect whatsoever. A permitted Transferee of any Interest pursuant to Section 10.1 or Section 10.2 hereof shall be entitled to receive Distributions from the Company and to receive allocations of the income, gains, credits, deductions, Profits and Losses of the Company attributable to such Interest after the effective date of the Transfer but shall not become a Member unless and until admitted pursuant to this Article 10.

10.5 <u>Transferees Admitted as Members</u>. The Transferee of any Interest shall be admitted as a Member only upon the satisfaction of the following conditions.

(a)   A duly executed and acknowledged written instrument of Transfer approved by the Majority Class C Members and either a copy of this Agreement duly executed by the Transferee or an instrument of assumption in form and substance reasonably satisfactory to the Manager (or to the Majority Class C Members in the case of a Transfer by any Class A Member) setting forth the Transferee's agreement to be bound by the provisions of this Agreement shall have been delivered to the Company.

(b)   The Transferee shall have paid any fees and reimbursed the Company for any expenses paid by the Company in connection with the Transfer and admission.

10.6   Additional Restriction on Transfer. Notwithstanding any other provision of this Agreement, no Member shall Transfer any interest in the Company if such Transfer would cause the Company to be classified as a "publicly traded company" as that term is defined in Section 7704 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE XI
DISSOLUTION

11.1   Events of Dissolution. (a) The Company shall continue until the earliest to occur of the following events, which shall cause an immediate dissolution and winding up of the affairs of the Company:

(i)   upon the entry of a decree of judicial dissolution;

(ii)   upon written consent of all of the Members;

(iii)   at any time there are no Members; provided, that the Company is not dissolved and is not required to wind up if, within ninety (90) days after the occurrence of the event that terminated the continued membership of the last remaining Member, the personal representative (as defined in the Act) of the last remaining Member agrees in writing to continue the Company and to the admission of the personal representative of such Member or its nominee or designee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member; and

(iv)   the occurrence of another event requiring dissolution of a limited liability company under the Act, subject, to the extent permitted by applicable Law, to the prior written consent of the Unanimous Class C Members.

(b)   The removal, withdrawal, resignation or expulsion of a Member or the occurrence of any other event which terminated the Member's continued membership in the Company shall not result in the dissolution of the Company.

(c)   To the extent permitted by applicable Law, no Member shall seek a decree of judicial dissolution pursuant to the Act or otherwise without the prior written consent of the Unanimous Class C Members.

11.2   <u>Winding Up, Liquidation and Distribution of Assets</u>.

(a)   Upon dissolution, an accounting shall be made by the Auditor of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager or such Person as shall be designated by the Majority Class C Members shall immediately proceed to wind up the affairs of the Company. The Persons responsible for administering the winding up and liquidation of the Company shall be known as the "<u>Liquidating Member(s)</u>."

(b)   If the Company is dissolved and its affairs are to be wound up, the Liquidating Member(s) shall

(i)   sell or otherwise liquidate all of the Company assets as promptly as practicable,

(ii)   allocate any Profit or Loss resulting from such sales to the Members' Capital Accounts in accordance with Article VI hereof,

(iii)   discharge all liabilities of the Company, including all costs relating to the dissolution, winding up, and liquidation and distribution of assets,

(iv)   establish such reserves as the Liquidating Member(s) determine to be necessary to provide for liabilities of the Company (for the purpose of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company),

(v)   discharge any liabilities of the Company to the Members other than on account of their interests in Company capital or profits, and

(vi)   distribute the remaining assets to the Members in accordance with their respective Allocation Percentages.

(c)   Upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect

to all Capital Contributions, Distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the Member's Capital Account and such deficit shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

(d) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(e) The Liquidating Member(s) shall comply with any applicable requirements of Delaware law pertaining to the distribution of the Company's assets. The distribution of cash and/or property to the Members in accordance with the provisions of this Section 11.2 shall constitute a complete return to the Members of their Capital Contributions and a complete Distribution to the Members of their respective Interests in the Company.

11.3 Cancellation of Certificate. Upon the completion of the distribution of Company assets as provided in Section 11.2 hereof, the Company shall be terminated and the Liquidating Member(s) shall file a certificate of cancellation with the Secretary of State of the State of Delaware and shall take such other actions as may be necessary or appropriate to terminate the Company.

11.4 Liability for Return of Capital Account. Except as otherwise provided in this Agreement or the Capital Contribution Agreement, each Member, by its acceptance of this Agreement, agrees that liability for the return of its Capital Account, if any, is limited to the Company's assets, and in the event of an insufficiency of assets to return the amount of its Capital Account, hereby waives any and all claims whatsoever, including any claim for additional contributions by another Member, which Member might otherwise have against another Member or with respect to its assets (in each case in the absence of fraud or criminal or malicious misconduct). Each Member shall look solely to the assets of the Company for all Distributions with respect to its Capital Account, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager or any other Member except as aforesaid.

ARTICLE XII

AMENDMENTS

12.1 Amendments. Subject to the provisions of the Credit Facilities, this Agreement may be amended by an instrument in writing signed by the Manager, the Majority Class B Members, the Majority Class A Members and the Majority Class C Members; provided, however, that no change shall be made to Section 2.6, Section 2.7,

Article IV, Article V, Article VI, Section 7.2, Section 7.3, Section 7.3A, Section 7.4, Section 7.10(g), Section 7.10(h) or Article 11 hereof or this Section 12.1 without the consent of each Member affected thereby and no such amendment that requires the approval of the Unanimous Class C Members pursuant to Section 7.3 hereof or the Super-Majority Class C Members pursuant to Section 7.3A hereof shall be effective unless the amending instrument is signed by the Unanimous Class C Members or the Super-Majority Class C Members, as applicable, and no such amendment that requires the approval of the Majority Class B Members pursuant to Section 7.4 hereof shall be effective unless the amending instrument is signed by the Majority Class B Members.

ARTICLE XIII

NOTICES

13.1 <u>Method of Notice</u>. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered personally or transmitted by telecopier, receipt acknowledged, or in the case of documented overnight delivery service or registered or certified mail, return receipt requested, postage prepaid, on the date shown on the receipt therefor, addressed to the Members at their respective addresses set forth on Schedule I (except that any Member may from time to time give notice changing its address for that purpose).

13.2 <u>Computation of Time</u>. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

ARTICLE XIV

INVESTMENT REPRESENTATIONS

14.1 <u>Investment Purpose</u>. Each Member represents and warrants to the Company and to each other Member that it has acquired its Interest for its own account, for investment only and not with a view to the distribution thereof, except to the extent provided in or contemplated by this Agreement.

14.2 <u>Investment Restriction</u>. Each Member recognizes that:

(a) the Interests have not been registered under the Securities Act, in reliance upon an exemption from such registration, and agrees that it will not sell, offer for sale or otherwise Transfer, its Interest

(i)   in the absence of an effective registration statement covering such Interests under the Securities Act, unless such sale, offer of sale or Transfer is exempt from registration for any proposed sale, and

(ii)   except in compliance with all applicable provisions of this Agreement, and

(b)   the restrictions on Transfer imposed by this Agreement may severely affect the liquidity of an investment in its Interests.

14.3   Investment Knowledge. Each Member represents and warrants that its knowledge and experience in financial and business matters are such that it is capable of evaluating, and has evaluated, the risks of making the Capital Contributions hereby contemplated. Each Member acknowledges that none of the Member Interests are registered under the Securities Act or registered or qualified for sale under any state securities laws and cannot be resold without registration thereunder or exemption therefrom. Each Member (or its direct or indirect owners) is an "accredited investor", as such term is defined by Rule 501(a) in Regulation D of the Securities Act, and will acquire its Member Interest for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, any applicable state blue sky laws or any other applicable securities laws.

ARTICLE XV

GENERAL PROVISIONS

15.1   Entire Agreement. This Agreement, together with the Capital Contribution Agreement, the Certificate, the Management Services Agreement and the exhibits and schedules hereto and thereto, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all prior agreement or understandings among the parties, oral and written, hereto with respect to the subject matter hereof. In the event any conflict arises between the terms and conditions of this Agreement and the terms and conditions of the Certificate, the terms and conditions of this Agreement shall govern.

15.2   Waiver. Waiver of any term or condition contained in this Agreement by any party shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other terms or condition contained herein. Rights hereunder may not be waived except by an instrument in writing signed by the Manager and, if required by this Agreement, the Members.

15.3   Governing Law.

This Agreement shall be construed in accordance with and governed by the Act and the other laws of the State of Delaware.

15.4   Binding Effect. Except as provided otherwise herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, heirs, successors and assigns.

15.5   Severability. Any provision of this Agreement, which is prohibited or unenforceable in any jurisdiction, shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

15.6   Headings. The Article, Section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15.7   No Third-Party Rights. It is not the intention of the parties or any of their respective Affiliates that this Agreement shall create, nor shall this Agreement be deemed to create, any fiduciary duties or obligations between them, and each party hereto waives any such duties or obligations to the maximum extent permitted by the Act and the other laws of the State of Delaware. Except as set forth in Section 7.11(e) hereof, nothing in this Agreement shall be deemed to create any right in any Person not a party hereto (other than the permitted successors and assigns of a party hereto) and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party (except as aforesaid).

15.8   Waiver of Partition. Each Member, by requesting and being granted admission to the Company, is deemed to waive until termination of the Company any and all rights that it may have to maintain an action for partition of the Company's assets.

15.9   Appointment of the Manager as Attorney-in-Fact.

(a)   Each Member irrevocably constitutes and appoints the Manager the true and lawful attorney-in-fact of such Member with full power and authority in the name, place and stead of such Member to sign, certify under oath, swear to, acknowledge, deliver, record and file in its or its assignee's name, place and stead, all instruments, documents and certificates which may from time to time be required by the laws of the United States, the State of Delaware or any other jurisdiction in which the Company may conduct business, or by any political subdivision or agency thereof, to effectuate, implement and continue the valid existence of the Company, including without limitation the power and authority to execute, acknowledge, deliver, swear to, file and record:

(i)   at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement and the Certificate, including without limitation agreements, certificates and other instruments (including counterparts of this Agreement and the Certificate), and amendments thereof effected in accordance with this Agreement (including any such amendment relating to the admission of each Member, and the making of the Capital Contributions of each such Member to the Company), that the Manager deems reasonably appropriate;

(ii)   all instruments to qualify or continue the Company as a limited liability company in each jurisdiction in which the Company may conduct business;

(iii)   all instruments which the Manager reasonably deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(iv)   all documents and conveyances and other instruments which the Manager reasonably deems appropriate to reflect the dissolution and termination of the Company, including without limitation a certificate of cancellation.

(b)   The appointment by all Members of the Manager as attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Manager to act as contemplated by this Agreement in any filing and other action by them on behalf of the Company, and shall survive, and not be affected by, the subsequent death, disability or incapacity of any Member or by a transfer or assignment of all or any of the interest in the Company of any such Member giving such power, pursuant to Article X hereof; provided, that in the event of the transfer or assignment by a Member of all of the interest in the Company of such Member, the foregoing power of attorney of a transferor or assignor Member shall survive such transfer or assignment only until such time as the transferee or assignee shall have been admitted to the Company as a substituted Member and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

(c)   The foregoing power of attorney-in-fact may be exercised by the Manager either by signing separately or jointly as attorney-in-fact for each or all of the Members or by a single signature of the Manager acting as attorney-in-fact for all of them.

15.10 Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed an original, but all of which together shall constitute one and same document.

15.11 Arbitration.

(a)   Any controversy, claim or dispute arising out of, relating to or in connection with this Agreement or the breach, termination or validity thereof (including without limitation any dispute concerning the scope and interpretation of this Section 15.11 (a "Dispute") that is not resolved shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("AAA") then in effect (the "Rules"), except as modified herein. The place of arbitration shall be New York, New York. There shall be three neutral and impartial arbitrators, of whom each party shall appoint within 15 days of the receipt by the respondent of the demand for arbitration The two arbitrators so appointed shall select the chair of the arbitral tribunal within 15 days of the appointment of the second arbitrator. If any arbitrator is not appointed within the time limit provided herein, such arbitrator shall be appointed by the AAA in accordance with the listing, striking and ranking procedure in the Rules. Any arbitrator appointed by the AAA shall be a retired judge or a practicing attorney with no less than fifteen years of experience with large commercial cases and an experienced arbitrator, shall have knowledge and experience in the electric power industry that is relevant to the matters in dispute and shall not have an economic interest of any nature in either party or be an employee or independent contractor of either party or any Affiliate or Subsidiary of either party. Once the arbitral tribunal is selected, the arbitration shall promptly commence and the arbitration award shall be rendered, not later than 90 days after such selection. In rendering an award, the arbitral tribunal shall be required to follow the laws of the state of New York. In addition to damages, the arbitral tribunal may award any remedy provided for under applicable law and the terms of this Agreement, including, without limitation, specific performance or other forms of injunctive relief. The arbitral tribunal is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute. The fees and expenses of the arbitrators and the administrative fees of the AAA shall be shared equally by the parties, and the parties shall otherwise bear their own fees and expenses in the arbitration, in each case unless otherwise determined by the arbitral tribunal. Any arbitration proceeding, decision or award rendered hereunder and the validity, effect and interpretation of this arbitration agreement shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq. The award shall be in writing and shall state the findings of fact and conclusions of law on which it is based. The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues or accounting presented to the arbitral tribunal. Judgment upon the award may be entered in any court having jurisdiction. By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall

have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal's orders to that effect. The parties hereby submit to the exclusive jurisdiction of the federal and state courts located in New York, New York or in Wilmington, Delaware for the purpose of an order to compel arbitration, for preliminary relief in aid of arbitration or for a preliminary injunction to maintain the status quo or prevent irreparable harm prior to the appointment of the arbitrators, and to the non-exclusive jurisdiction of the aforementioned courts for the enforcement of any award issued hereunder, and waive any right to stay or dismiss any such actions or proceedings brought before any such court on the basis of *forum non conveniens* or improper venue.

(b)   The pendency of these dispute resolution procedures shall not in and of themselves relieve any party from its duty to perform under this Agreement. Each party shall continue to perform all of its obligations under this Agreement during the pendency of these dispute resolution procedures, and to the extent any claimed breach or termination of this Agreement or any claimed removal of the Manager or forfeiture of any vested or unvested Class A Member Interest or Special Distribution is disputed in good faith by a party, such breach, termination, removal or forfeiture shall not be effective between the parties unless and until the arbitral tribunal has issued its award with respect to such Dispute, provided, that, if the arbitral tribunal shall find in such award in favor of the Member claiming forfeiture of any vested or unvested Class A Member Interests or Special Distribution, then such forfeiture shall be deemed to have occurred at the time provided therefor under this Agreement (and not upon issuance of the final award); provided, further, that, upon the request of any Class C Member party to a Dispute that may result in a forfeiture of any vested or unvested Class A Member Interests or Special Distribution, the Company shall place any amount constituting Distributions in respect of the portion of the Class A Member Interests or Special Distribution subject to potential forfeiture in escrow with a neutral party mutually agreed to by the parties to the Dispute pending the award of the arbitral tribunal, and upon the issuance of such award any of such escrowed amounts not held to be forfeited shall be paid to the applicable Class A Member and such amounts forfeited shall be paid to the other Members on the basis of the applicable Allocation Percentages (as adjusted to give effect to such forfeiture).

15.12 <u>Specific Performance</u>. The parties acknowledge and agree that the failure of any Party to perform its obligations in accordance with the terms of this Agreement would result in damage to the other parties that could not be adequately compensated by a monetary award. Without limitation of the remedies of any party, the parties agree that if a party fails to timely perform its obligations under the terms of this Agreement, the other parties may seek an order pursuant to Section 15.11 from an arbitral tribunal requiring specific performance of such covenant.

IN WITNESS WHEREOF, the parties have executed this Agreement on this ___ day of _____, 2005.

                                                  NEPTUNE REGIONAL TRANSMISSION SYSTEM, LLC

By:_____
    Name:
    Title:

NEWCO LLC, as a Class A Member and Manager

By:_____
    Name:
    Title:

ATLANTIC ENERGY PARTNERS LLC, as a Class B Member

By:_____
    Name:
    Title:

EIF NEPTUNE, LLC, as a Class C Member

By: United States Power Fund, L.P.
     as its Sole Member

     By: EIF US Power, LLC
           as its General Partner

           By: Energy Investors Funds Group LLC
                 as its Sole Member

                 By: _____

                 Name: Andrew Schroeder
                 Title: Partner

STARWOOD ENERGY INVESTORS LLC,
as a Class C Member

By:_____
     Name:
     Title:

SCHEDULE I
to Amended and Restated Limited Liability Company Operating Agreement

	Percentage Interest	Class of Member Interest	Maximum Capital Contribution Amount	Capital Accounts as of Effective Date
Newco LLC c/o Edward M. Stern Edward M. Stern 932 Mill Hill Road Southport, CT 06890 Tel: Fax:		Class A		
EIF Neptune LLC c/o EIF Group 63 Kendrick Street Needham, MA 02494 Tel: Fax:		Class C		
Starwood Energy Investors LLC 591 West Putnam Ave. Greenwich, CT 06831 Tel: Fax:		Class C		
Atlantic Energy Partners LLC c/o James N. Broder One Canal Plaza, 10th Floor Portland, ME 04101 Tel: Fax:		Class B		

CALCULATION OF INTERNAL
RATE OF RETURN

For the purposes of this Agreement, the internal rate of return thresholds referred to in the definitions of Initial Period, Second Period and Third Period contained in Article I hereof shall be met on the date that the following formula is satisfied:

$$0 = CF_0 + \frac{CF_1}{(1+IRR)^{T}1} + \frac{CF_2}{(1+IRR)^{T}2} + ... + \frac{Cf_n}{(1+IRR)^{T}n}$$

where

"CF" means cash flow as viewed from the perspective of the Class C Members (i.e., payments by such Members being negative, and receipts by such Members being positive, cash flows);

"CF_0" means the cash flow on the Effective Date in respect of the Applicable Capital Contributions (as defined below) of the Class C Members;

"CF_1", "CF_2", etc., means the amount of cash received or paid by the Class C Members, on each date that such Members receive payments or other Distributions or make an Applicable Capital Contributions;

"IRR" means the internal rate of return threshold being tested (i.e., [*], [*] or [*] per annum, as applicable); Confidential Portion Omitted

"$^{T}1$", "$^{T}2$", etc. means the period of time, expressed in years (including fractional parts thereof), from the Effective Date to the date the corresponding payments or Distributions are made or received by the Class C Members.

"Applicable Capital Contributions" shall mean all Capital Contributions made by the Class C Members pursuant to the Capital Contribution Agreement, or Section 4.1 hereof, or otherwise.

For avoidance of doubt, (x) notwithstanding that the Class C Members may provide a letter of credit, parent company guarantee or other credit support with respect to their commitment to fund their Capital Contributions, such Capital Contributions shall be deemed made for purposes of this Schedule II only when the relevant cash contributions are actually made to the Company by the Class C Members, and (y) the internal rate of return of the Class C Members shall be determined solely by reference to Distributions from the Company in respect of the Capital Contributions of the Class C Members and no gains or losses from a sale of all or a part of a Member's Interest shall be taken into account in calculating the internal rate of return of the Class C Members.

[Example to be added]

to Amended and Restated Limited Liability Company Operating Agreement

Separateness

The Company shall undertake the following activities:

1. The Company shall maintain a separate office which is conspicuously identified as its office so it can be easily located by outsiders.

2. The Company shall prepare and maintain its own separate, full and complete books, records and financial statements.

3. All formalities regarding the separate existence of the Company shall be maintained. The Company shall act only in its own name and through authorized agents pursuant to its organizational documents.

4. The Company shall maintain separate bank accounts in its own name and all investments made by or on behalf of the Company shall be made solely in the Company's name.

5. No Affiliate of the Company shall guarantee any debts of the Company, and the Company shall not guarantee any debts of any of its Affiliates other than NUR.

6. The Company shall not acquire obligations or securities of, or make loans or advances to, any of its Affiliates other than NUR.

7. The Company shall not commingle any of its money or other assets with the money or assets of any of its Affiliates.

8. All business transactions that are entered into by the Company with any of its Affiliates shall be on terms and conditions not more or less favorable to the Company than terms and conditions available at the time to the Company for comparable transactions with unaffiliated persons and shall have been approved in accordance with its organizational documents and shall otherwise comply with the provisions of the Loan Documents.

9. The capitalization of the Company shall be adequate in light of its contemplated business and obligations.

10. The Company shall manage directly its own liabilities, including paying its own operating expenses. In the event employees of the Company participate in or receive payroll, benefits or pension, insurance or other benefit plans of or from

any of its Affiliates, the Company, on a current basis, shall reimburse such Affiliate for the Company's pro rata share of the costs thereof to the extent permitted under the Loan Documents.

11. The Company shall use separate stationery, invoices and checks.

12. The Company shall hold itself out as a separate entity and shall correct any misunderstanding regarding its separate entity status of which the Company has actual knowledge.

[Attach Business Plan]

to Amended and Restated Limited Liability Company Operating Agreement

[ATTACH FORM OF MANAGEMENT SERVICES AGREEMENT]

Schedule 7.5(a)

Annual Budget for 2005 Fiscal Year

EXHIBIT E-2

Map of the Cable Project



PROJECT NEPTUNE

▲ Converter Station
■ Existing Substation
— Proposed Transmission Line
▨ USACE Channel

0   1.25   2.5   5
Miles

NEW JERSEY

NEW YORK

SAYREVILLE, NJ

Raritan River

Raritan River

Raritan Bay

Staten Island

NY
NJ

Sandy Hook

Atlantic Ocean

Verrazano Narrows Bridge

Brooklyn

Manhattan

Rockaway Beach

Long Beach

Jones Beach

Wantaugh Parkway

NEWBRIDGE ROAD

DUFFY AVENUE

EXHIBIT G-1

<u>Organization Chart</u>

Proposed Ownership Structure and PUHCA Status of Participants



Comparison of Consent Rights

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (kl Ventures, July 28, 2003)
7.3 (i) Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination.***	(i) any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination, except for certain sales, mergers or other business combinations occurring after December 31, 2006 resulting in a specified return to the Limited Partners;	(viii) a merger, joint venture, partnership or similar transaction or liquidation, winding-up or dissolution and after five years the Limited Partners can force a public offering of the Company Shares	(i) any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination, except for a Qualified Event (which is defined as any sale, merger or other business combination occurring after the fourth anniversary of the closing of the Acquisition resulting in a specified return to the Limited Partner)	(a)(4) any reduction of the capital of HGC Holdings, LLC ("HGC Holdings") or The Gas Company ("TGC") or any variation of the rights attached any shares of HGC Holdings or TGC (b)(4) any merger, joint venture, partnership or similar transaction by or with, or liquidation, winding-up or dissolution of, HGC Holdings or TGC
7.3 (h) The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of Member Interests other than as provided in the LLC Agreement.***	(ii) the declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of capital stock of any subsidiary of the Partnership not wholly-owned by the oPartnership or by another wholly-owned subsidiary of the Partnership;	(ii) distributions to the Partners under the Partnership Agreement (relating to the economics of the transaction) and advisory fees paid to any affiliated party (xi) declaring distributions in respect of any capital stock of the Company or any subsidiary of the Partnership which is not wholly owned by the Partnership	(ii) the declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of capital stock of any subsidiary of the Partnership not wholly-owned by the Partnership or by another wholly-owned subsidiary of the Partnership	(d)(2) any distributions to the Managing Member or the Non-Managing Member (or to any other member who may be admitted to the LLC in accordance with the terms of the LLC Agreement)

* refers to actions requiring approval of a majority of the Class C Members.

** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.

*** refers to actions requiring unanimous approval of the Class C Members.

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3 (c) The sale, issuance or redemption of Equity Securities that might affect the interest of, as relevant, any Class B Member Interests or Class C Member Interests.*** 7.3A (h) Any effectuation of a public offering, private sale or other change of control of the Company (other than financing activities otherwise approved in this Agreement).**	(xvi) the effectuation of a public offering or private sale or other change of control (other than financing activities in the ordinary course)	(iii) a public offering of any securities of the Partnership or its subsidiaries (other than any normal financing activities of the Operating Company) (x) creating or issuing any Interests or new class of equity securities of the Company or Operating Company, options or other securities convertible or exchangeable into Interests	(iii) the sale, issuance or redemption of equity securities (or any warrants, options or rights to acquire equity securities or any securities convertible into or exchangeable for equity securities) that might affect the Limited Partner's interest in the Partnership, except upon the occurrence of a Qualified Event (xvi) the effectuation of a public offering or private sale or other change of control (other than financing activities in the ordinary course)	(a)(1) (x) any offering or issuance of equity securities or interests, or any instrument convertible into any equity security or interest, of or in HGC Holdings or TGC ... other than the Acquisition Loan or the Credit Facility or other than in accordance with the Annual Business Plan and Operating Budget of HGC Holdings or TGC (a)(2) any creation of a new class of equity of HGC Holdings or TGC

    * refers to actions requiring approval of a majority of the Class C Members.

    ** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.

    *** refers to actions requiring unanimous approval of the Class C Members.

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3A (d) Any issuance of Debt in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of the Company or its subsidiaries (whether for borrowed money or otherwise).**	(iv) the voluntary incurrence of indebtedness by the Partnership or its subsidiaries in the aggregate in excess of $10,000,000 (A) for borrowed money, (B) evidenced by notes, bonds, debentures or other similar instruments, (C) under capital or financing leases or installment sale agreements or (D) in the nature of guarantees of the obligations described in clauses (A) through (C) of any other person or entity, or the purchase, cancellation or prepayment of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any indebtedness of the Partnership or its subsidiaries (whether for borrowed money or otherwise), in either case other than indebtedness of the Partnership or Transco existing under credit facilities as of the closing of the proposed transaction, or indebtedness of a wholly-owned subsidiary thereof;	(xii) voluntarily incurring indebtedness in excess of $1,000,000 except to the extent consistent with any then current annual capital or operating budget and business plan	(iv) (x) the voluntary incurrence of indebtedness by the Partnership or its subsidiaries in the aggregate in excess of $10,000,000 (A) for borrowed money, (B) evidenced by notes, bonds, debentures or other similar instruments, (C) under capital or financing leases or installment sale agreements or (D) in the nature of guarantees of the obligations described in clauses (A) through (C) of any other person or entity ... other than indebtedness of the Partnership or Transco existing under credit facilities as of the closing of the Acquisition, or indebtedness of a wholly-owned subsidiary thereof owing to the Partnership or a wholly-owned subsidiary thereof, or (y) the purchase, cancellation or prepayment of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any indebtedness of the Partnership or its subsidiaries (whether for borrowed money or otherwise), in either case other than indebtedness of the Partnership or Transco existing under credit facilities as of the closing of the Acquisition, or indebtedness of a wholly-owned subsidiary thereof owing to the Partnership or a wholly-owned subsidiary thereof.	(a)(1) (y) any offering or issuance of debt securities or other voluntary incurrence of indebtedness in excess of $300,000 in the aggregate, other than the Acquisition Loan or the Credit Facility or other than in accordance with the Annual Business Plan and Operating Budget of HGC Holdings or TGC (c)(7) the provision by HGC Holdings or TGC of any guarantee or indemnity in excess of $300,000 in the aggregate or as expressly permitted by the Annual Business Plan or Operating Budget

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

3

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3 (f) Any material loans made by the Company or the provision of any material financial guarantees by the Company.***				(c)(8) the making by HGC Holdings or TGC of any loan or advance to any person, firm, body corporate or other entity or business other than normal trade credit or otherwise in the normal course of business and on an arm's

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

4

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.2 (e) The execution and delivery of any contracts or any amendments thereto that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000 other than in accordance with any then current Annual Budget.* 7.3A (a) Any material amendments or material change orders to the Firm Transmission Capacity Agreement ("FTCPA") or the Engineering, Procurement and Construction Contract ("EPC Contract").** 7.3 (b) Any amendments or modifications to the definitions of Final Period, Final Period Allocation Percentages, Initial Period, Initial Period Allocation Percentages, Second Period, Second Period Allocation Percentages, Third Period, Third Period Allocation Percentages or to Section 5.3, 6.1 or 6.2.***	(v) the entering into or amendment of any contract, agreement, arrangement or commitment with respect to the procurement of goods or services, other than in accordance with the Annual Budget then in effect or as may be reasonably necessary to insure or restore service in the event of a breakdown, service outage or system failure, if any such contract, agreement, arrangement or commitment creates or could reasonably be expected to create a financial obligation in an amount, whether payable at one time or in a series of payments, in excess of $1,000,000, which consent shall not be unreasonably withheld;	(vii) entering into contracts for goods and services in excess of $1,000,000 other than in accordance with the then current business plan and annual operating budget	(v) the entering into or amendment of any contract, agreement, arrangement or commitment with respect to the procurement of goods or services which creates or could reasonably be expected to create a financial obligation in an amount, whether payable at one time or in a series of payments, in excess of $2,000,000 other than in accordance with any then current annual operating or capital budget and business plan approved in accordance with these consent rights	(c)(1) any entry by HGC Holdings or TGC into contracts for goods and services, individually or in a series or related transactions in excess of $300,000, other than in accordance with the Annual Business Plan and Operating Budget of HGC Holdings or TGC

* refers to actions requiring approval of a majority of the Class C Members.

** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.

*** refers to actions requiring unanimous approval of the Class C Members.

5

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3A (b) Any sale, lease, exchange, transfer or other disposition of material assets or businesses of the Project or the Company or the Company's subsidiaries (including without limitation, the capital stock or membership interests of any Subsidiary) other than sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business.**	(viii) the sale, lease, exchange, Transfer or other disposition of the partnership's, the utility's and their respective subsidiaries' assets or businesses (including, without limitation, the capital stock of any subsidiary) other than (i) sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business, and (ii) the sale of the utility's ownership interest in certain 315kV transmission lines to the Michigan Public Power Agency and Michigan South Central Power Agency to fulfill the utility's obligations under the Midland Antitrust Settlement and the Branch County Settlement pursuant to the terms set out in the existing settlement agreement with respect thereto;	(ix) disposing of any significant business or assets (such as generating plants or transmission systems) or acquiring any stock or assets of another entity or entering into any new line of business	(viii) the sale, lease, exchange, transfer, or other disposition of 25% or more of the fair market value of the Partnership's, Transco's or their respective subsidiaries' assets or businesses on a consolidated basis (including, without limitation, the capital stock of any subsidiary), as determined by an independent appraiser of national standing	(b)(5) any disposition by HGC Holdings or TGC of any of their respective businesses or assets or any acquisition of any stock or assets of another entity (other than in the ordinary course of business and provided that such disposal or acquisition is not significant in nature) or any entering into any new line of business by HGC Holdings or TGC

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

6

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.2 (c) The entering into of any joint venture, partnership or other material operating alliance with any other Person.*	(ix) the entering into of any joint venture, partnership or other material operating alliance with any other person;	(viii) a merger, joint venture, partnership or similar transaction or liquidation, winding-up or dissolution and after five years the Limited Partners can force a public offering of the Company Shares	(ix) the entering into of any joint venture, partnership or other material operating alliance with any other person	(b)(4) any merger, joint venture, partnership or similar transaction by or with, or liquidation, winding-up or dissolution of, HGC Holdings or TGC

   * refers to actions requiring approval of a majority of the Class C Members.

   ** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.

   *** refers to actions requiring unanimous approval of the Class C Members.

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3A (i) The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law, the consenting to or acquiescing in the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding, the making of a general assignment for the benefit of creditors, the admitting in writing of its inability, or the failure generally, to pay its debts as they become due, or the taking of any action for the purpose of effecting any of the foregoing.**	(xi) the commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law; the consenting to the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding; the making of a general assignment for the benefit of creditors; the admitting in writing of its inability, or the failure generally, to pay its debts as they become due; or the taking of any action for the purpose of effecting any of the foregoing;	(xv) commencing any bankruptcy or receivership proceeding	(xi) the commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law; the consenting to the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding; the making of a general assignment for the benefit of creditors; the admitting in writing of its inability, or the failure generally, to pay its debts as they become due; or the taking of any action for the purpose of effecting any of the foregoing	(b)(6) the commencement of any bankruptcy or receivership proceeding

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

8

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3A (k) The adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of the Company, including any change in the compensation or terms of employment of such executive officers; or (b) any material employee benefit plan for employees of the Company.**	(xii) the adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of Transco or the Partnership, including any material change in the compensation or terms of employment of such executive officers, or (b) employee stock option plan or any other material employee benefit plan;	(xvii) adopting or amending any employee stock option plan or any other material employee benefit plan or the employment agreement of the chief executive officer	(xii) the adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of Transco or the Partnership, including any material change in the compensation or terms of employment of such executive officers, or (b) employee stock option plan or any other material employee benefit plan	(a)(3) adopting (other than as specifically required by the Asset Purchase Agreement) or amending any employee stock option plan or other material employee benefit plan for either HGC Holdings or TGC
7.3 (j) Any change in the principal nature of the business of the Company or any of its Subsidiaries.***	(xiii) the changing of the principal line of business of the Partnership or Transco as in effect on the closing of the Transaction;	(vi) modifications of the name of the Partnership and changes in the Partnership's principal place of business or amendments to the formation documents of the Partnership or Company	(xiii) the changing of the principal line of business of the Partnership or Transco as in effect on the closing of the Acquisition	(b)(2) changes in HGC Holdings' or TGC's principal line of business

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

9

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3A (g) The purchase, lease or other acquisition by the Company of any securities or assets of any other Person, except for acquisitions of products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current Annual Budget and the Business Plan.**	(vii) the purchase, lease or other acquisition of any securities or assets of any other person, except for acquisitions of securities, products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current annual operating or capital budget and business plan approved in accordance with these consent rights;		(vii) the purchase, lease or other acquisition of any securities or assets of any other person, except for acquisitions of securities, products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current annual operating or capital budget and business plan approved in accordance with these consent rights	
7.2 (b) Adopting any Annual Budget or amendment thereto that is inconsistent with the Business Plan or the making of any expenditure exceeding the aggregate budgeted amount in the Annual Budget by an amount greater than the lesser of $500,000 per event or series of related events (but not otherwise cumulatively) and an amount equal to five (5)% of such budgeted amount except expenditures reasonably incurred in connection with emergencies or mandates of any Governmental Authority.*	(xiv) adoption of any Annual Budget that is inconsistent with the business plan, approval of which shall not be unreasonably withheld. Once adopted, the Annual Budget cannot be amended without the consent of the Limited Partners;	(v) approving changes in the aggregate greater than 15% to the business and annual operating budget	(xiv) the adoption of any change in an annual operating or capital budget (while it is effective) of more than 15% in the aggregate or the adoption of any annual operating or capital budget that is inconsistent with the business plan to be mutually approved prior to the closing of the Acquisition	(c)(5) the approval of or changes to the Annual Business Plan and the approval of the Operating Budget of HGC Holdings or TGC or changes thereto of 15% or more in the aggregate

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.2 (a) The entering into of any transaction involving potential conflicts of interests between the Company and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by the Company of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions; provided that if any such transaction involves a Class C Member (in a capacity other than as holder of Class C Member Interests), such Class C Member shall not be entitled to vote and the Class C Member Interests of such Class C Member shall be disregarded for the purpose of determining the aggregate percentage of Class C Member Interests voting on such matter.*	(xvii) the entering into of any transaction involving conflicts of interest between the Partnership and the General Partner or any affiliate of the General Partner (including employees and directors of the General Partner and its affiliates), or the payment by the Partnership of any fees or other amounts to the General Partner or any affiliate of the General Partner	(i) transactions involving conflicts between the Partnership and any Partner	(xvii) the entering into of any transaction involving conflicts of interest between the Partnership and the General Partner or any affiliate of the General Partner (including employees and directors of the General Partner and its affiliates), or the payment by the Partnership of any fees or other amounts to the General Partner or any affiliate of the General Partner	(d)(1) any transactions between HGC Holdings and the Managing Member or any Affiliate of the Managing Member, or any transaction between TGC and the Managing Member or an Affiliate of the Managing Member

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

11

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3 (g) Any amendments to the organizational documents of the Company (including to the LLC Agreement), or any Subsidiary of the Company, so as to change the powers, preferences or rights of Members, or in a manner that would otherwise adversely affect the rights of Members.***	(xviii) the amendment or modification of the Partnership's, the General Partner's or any of the Partnership's subsidiaries' organizational documents so as to change the powers, preferences or special rights of the Limited Partner or in a manner that would otherwise adversely affect the rights of holders of limited partnership equity;	(vi) modifications of the name of the Partnership and changes in the Partnership's principal place of business or amendments to the formation documents of the Partnership or Company	(xviii) the amendment or modification of the Partnership's, the General Partner's or any of the Partnership's subsidiaries' organizational documents so as to change the powers, preferences or special rights of the Limited Partner or in a manner that would otherwise adversely affect the rights of holders of limited partnership equity	(b)(3) any amendments to the organizational documents of HGC Holdings or TGC, including, without limitation, any amendment that would adversely affect the rights, powers and privileges of the Non-Managing Member
7.3A (e) The filing of any application to obtain, or any material amendment to, a material Project Permit, or any material filing in connection with the Company, NUR or the Project, or any material changes to the foregoing.**	(xix) the filing of any application to obtain, or any material amendment to, a material governmental permit or approval, or any material filing in connection with a Transco rate proceeding or any material change to the rates or other charges under any Transco tariff;		(xix) the filing of any application to obtain, or any material amendment to, a material governmental permit or approval, or any material filing in connection with a Transco rate proceeding or any material change to the rates or other charges under any Transco tariff	

   * refers to actions requiring approval of a majority of the Class C Members.
  ** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
 *** refers to actions requiring unanimous approval of the Class C Members.

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.2 (d) The settlement of any claims, legal proceedings or arbitration on behalf of the Company that would materially adversely affect the Company or any of its Members or require the payment of more than $500,000 in the aggregate, or which include requests for injunction, specific performance or equitable relief and involve matters having a value in excess of $500,000 in the aggregate.*	(xx) the settlement or compromise of any action, suit, claim, dispute, arbitration or proceeding that would materially adversely affect the partnership or any of its subsidiaries or require the payment of more than $500,000 in the aggregate;	(xvi) initiating certain actions or suits in excess of $1,000,000 or taking action with respect to transfers of Interests	(xx) the settlement or compromise of any action, suit, claim, dispute, arbitration or proceeding that would materially adversely affect the Partnership or any of its subsidiaries or require the payment of more than $2,000,000 in the aggregate	(c)(4) the initiation or settlement of any litigation, arbitration, actions or suits in excess of $500,000

   * refers to actions requiring approval of a majority of the Class C Members.

  ** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.

*** refers to actions requiring unanimous approval of the Class C Members.

13

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3 (d) Any action (or failure to act) by Newco, the Company or any of the Company's subsidiaries that would result in any other member of the Company or its Affiliates (other than Newco and the Company and their subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under PUHCA or (b) being subject to any other federal or state regulation that in the reasonable discretion of Newco or of any such member of the Company or any such Affiliate would have an adverse effect on such member of the Company or any such Affiliate.***	(xxi) any action (or failure to act) by the Partnership or any of its subsidiaries that would result in the Limited Partner or its affiliates (other than the Partnership and its subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under the Act or (b) being subject to any other federal or state regulation that in the Limited Partner's reasonable discretion would have an adverse affect on the Limited Partner or any such affiliate;		(xxi) any action (or failure to act) by the Partnership or any of its subsidiaries that would result in the Limited Partner or its affiliates (other than the Partnership and its subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under the 1935 Act or (b) being subject to any other federal or state regulation that in the Limited Partner's reasonable discretion would have an adverse affect on the Limited Partner or any such affiliate	(e)(1) [any action or failure to act that would] cause the Company or Hawaii Gas Company to become subject to regulation as a registered holding company under PUHCA or as a subsidiary company or an affiliate of a registered holding company as defined in PUHCA; or (e)(2) [any action or failure to act that would] cause any Member or its Affiliate to become subject to regulation as a registered holding company under PUHCA or as a subsidiary company or an affiliate of a registered holding company as defined in PUHCA
The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the actions requiring consent of a majority of the Class C Members, unanimous consent of the Class C Members, or super-majority consent of the Class C Members.	(xxii) the entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.		(xxii) the entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing	

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

14

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3A (j) The making of any material change in accounting practices, except to the extent required by law or GAAP, or voluntarily changing or termination of the appointment of the Company's accountants as of the Effective Date.**		(xiv) making any material change in the accounting practices or change the Partnership's accountant	(x) the making of any material change in accounting practices, except to the extent required by law or generally accepted accounting principals, or voluntarily changing or termination of the appointment of the Partnership's accountants as of the closing of the Acquisition	(c)(3) any material change in the accounting practices of HGC Holdings or TGC or any change [in] HGC Holdings' or TGC's accountant, any change in the fiscal year of HGC Holdings or TGC, or any material decisions of the Managing Member as the Tax Matters Partner under Section 6231(a) (7) of the Internal Revenue Code (including any tax re-allocations)
7.3A (c) Any affirmative grants of security interests or other encumbrances in the material assets of the Project or the Company.**				(b)(7) any assignment, sale, transfer, exchange, pledge or other conveyance or encumbrance of the Managing Member's interest
7.2 (f) Taking any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under any contracts that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000.*				

* refers to actions requiring approval of a majority of the Class C Members.
** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
*** refers to actions requiring unanimous approval of the Class C Members.

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.3 (a) Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under the FTCPA or the EPC Contract.***				
7.3 (e) Any tax elections of the Company that would impair the treatment of the Company or NUR as a partnership or pass-through entity for tax purposes.*** 7.3A (f) Any other material tax elections by the Company.**				

    * refers to actions requiring approval of a majority of the Class C Members.
    ** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
    *** refers to actions requiring unanimous approval of the Class C Members.

Neptune	Evercore METC (November 25, 2003)	Texas-New Mexico Power Co. (SW Acquisition, April 12, 2000)	Trans-Elect / Mich. Elec. Trans. Co. (GE Capital, April 26, 2002)	The Gas Company - Hawaii (k1 Ventures, July 28, 2003)
7.10 (a) Removal of Manager for "cause," defined as unpermitted transfer of member interest, for breach of material obligations, or Controllable Management Decision that in the reasonable judgment of the Majority Class C Members will result in Material Earnings Failure, defined as actual or projected failure to achieve cumulative EBITDA contemplated in Business Plan and Annual Budget by 2% or more for any calendar year. Also Manager may be removed if Newco has a termination right under the Management Services Agreement (which arises if Neptune has the right to terminate Newco for specified causes.)	Removal of GP for "cause," including (1) gross negligence or willful misconduct, (ii) failure to comply in any material respect with any applicable or regulation, or (iii) any "controllable management decision" by GP that in the reasonable judgment of the LP has or will result in a "material failure" to achieve business plan; defined as actual failure to achieve the EBITDA contemplated by the Business Plan by an average of 4.5% or more during any period of two consecutive Partnership Years prior to 2011 and an average of 5.5% thereafter.	General Partner may be removed for "cause" by a vote of Limited Partners having at least 50% of the voting interest in the Partnership, where "cause" is defined to include (i) felony convictions, (ii) fraud against the Partnership, (iii) gross negligence, (iv) breaches of the Partnership Agreement which have resulted in a material adverse effect on the Partnership, (v) bankruptcy, (vi) liquidation, (vii) when the General Partner has acted or failed to act in a way which in the reasonable judgment of the Limited Partners has resulted or will result in a failure to achieve the business plan or (viii) a change in control of the General Partner.	General Partner may be replaced for "cause," where "cause" is defined to include: (i) gross negligence or willful misconduct, (ii) failure to comply in any material respect with any applicable law or regulation or (iii) any "controllable management decision" by the General Partner that in the reasonable judgment of the Limited Partner has resulted in, or will result in, a "material failure" to achieve the Partnership's business plan. A "material failure" will be defined as the actual or projected failure to achieve the cumulative EBITDA contemplated in the Partnership's business plan by 2% or more as of the end of an annual period; provided that the General Partner shall have twelve months after notice to cure any such actual or projected failure, so long as such failure is susceptible of being cured within that period and the General Partner diligently pursues such a cure.	Removal of Managing Member upon death or incapacity of the individual sole member of the Managing Member, or for "cause," defined to include specified acts of malfeasance or nonfeasance and any "controllable management decision" of Managing Member that in the reasonable judgment of the Non-Managing Member has or will result in a material failure to achieve the results contemplated by the Annual Business Plan and Operating Budget; "material failure" to mean actual or projected failure to achieve the cumulative EBITDA.

    * refers to actions requiring approval of a majority of the Class C Members.
   ** refers to actions requiring approval of a super-majority (more than 80%) of the Class C Members.
  *** refers to actions requiring unanimous approval of the Class C Members.

17

Exhibit G-3

OWNERSHIP STRUCTURE[1]

(a)   Fundamental Ownership Issues

The holders of Class C Interests, as passive investors, must have assurance that their economic interest in Neptune will not be diluted or otherwise impaired. Similarly, the ability to incur excessive debt has the potential (certainly upon liquidation) to transfer the value of a company from its equity holders to its debt holders. Accordingly, the Regular Members' consent will be required for Neptune or to take the following actions:[2]

      (i)   **Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination.**

      (ii)   **The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of Member Interests other than as provided in the LLC Agreement.**

Consent for the foregoing types of transactions is necessary because each has the potential to effect a fundamental change on Neptune or to cause it to cease to exist as a company. The terms chosen cover broad categories of fundamental corporate actions.

Consent is required for these actions because distributions of capital can deprive an operating company of funds needed for operation, and can be unlawful if the company does not have sufficient retained earnings, and the holders of the Class C Interests therefore have a vested interest in insuring that distributions not be made unless appropriate.

---

[1]   Capitalized terms have the meaning given to them in the LLC Agreement.

[2]   Certain of these actions require the consent of a majority of the Class C Members. Other actions require approval by a super-majority (more than 80%) or require unanimous consent. As discussed in the Form U-1, these distributions do not affect the independence of Neptune.

(iii)   The sale, issuance or redemption of Equity Securities that might affect the interest of, as relevant, any Class B Member Interests or Class C Member Interests.

and

(iv)   Any effectuation of a public offering, private sale or other change of control of the Company (other than financing activities otherwise approved in the LLC Agreement).

Consent is required here because transactions involving the equity securities of Neptune have the potential to alter the Regular Members' right as holders of the Class C Interests and to receive the residual benefit of the operation of Neptune, which is the entire reason for the investment.

(v)   Any issuance of Debt in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of the Company or its Subsidiaries (whether for borrowed money or otherwise).

This consent right seeks to achieve a balance that allows Neptune access to debt financing, but prevents it from incurring large debts without consent from the holders of the Class C Interests. It is also intended to address material deviation from the subject company's debt service obligations which could occur, for example, if a company were to pay down debt rather than making necessary capital expenditures, with a resulting significant adverse effect on the company's performance and therefore the value of the Class C Interests.

(b)   **Fundamental Organizational Issues**

As passive investors, the holders of the Class C Interests must have assurances that the nature of business in which they are investing will not be changed unilaterally by management. That investment in Neptune is predicated upon a certain set of assumptions as to the organization and business to be conducted thereby. The following consent rights are intended to address these concerns:

(i)   The entering into of any joint venture, partnership or other material operating alliance with any other Person.

Joint ventures, partnership, and other material operating alliances may have the potential to dramatically affect the nature of the business in which the holders of Class C Interests have chosen to invest, and therefore should not be undertaken without their consent.

(ii) **The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law, the consenting to or acquiescing in the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding, the making of a general assignment for the benefit of creditors, the admitting in writing of its inability, or the failure generally, to pay its debts as they become due, or the taking of any action for the purpose of effecting any of the foregoing.**

Bankruptcy has the potential to eliminate the Regular Members' entire investment and therefore should not be undertaken without its consent.

(iii) **Any change in the principal nature of the business of the Company or any of its Subsidiaries.**

The Regular Members have chosen to invest in Neptune based on an understanding of its planned business. Any change to that could fundamentally alter the investment and should not be undertaken without its consent.

(iv) **Any amendments to organizational documents of the Company (including the LLC Agreement) or any Subsidiary of the Company, so as to change the powers, preferences or rights of Members, or in a manner that would otherwise adversely affect the rights of Members.**

Neptune's organizational documents define the nature of the entity in which the holders of the Class C Interests are investing and therefore should not be changed without their consent.

(c) <u>Major Operational Issues</u>

Certain transactions or events undertaken or occurring in the operation of Neptune, due to their nature, size or timing, may have the potential to materially affect the economic interest of the passive investor. While management will have day-to-day control of the business and operations of the companies, the Regular Members, as the holders of the Class C Interests, must be able to protect their investment in the event that management seeks to engage in transactions of an extraordinary nature such as those addressed by the following consent rights:

(i) **Any material loans made by the Company or the provision of any material financial guarantees by the Company.**

Neptune is not in the business of making loans, and such activity should be subject to heightened scrutiny as a deviation from its business model.

(ii)   **The execution and delivery of any contracts or any amendments thereto that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000 other than in accordance with any then current Annual Budget.**

Each year Neptune will go through an extensive budgeting process that will be the blueprint for business operations during the coming year. Anticipating operating expenditures is a main focus of the budgeting process. Once a budget is adopted, Neptune will run its businesses in accordance with the budget. A deviation of more than $500,000 from the budget for operating expenditures could signal a breakdown in the budgeting process, a change in Neptune's economic environment/business model, or possibly imprudent or excessive spending on the part of management. In any case, there exists the potential for a material adverse impact on the holders of the Class C Interests, who therefore need the right to prevent such behavior.

(iii)   **Any sale, lease, exchange, transfer or other disposition of material assets or businesses of the Project or the Company or the Company's subsidiaries (including without limitation, the capital stock or membership interests of any Subsidiary) other than sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business.**

In the course of the day to day operations of the companies, disposition of assets in the ordinary course of business should be of no concern to the holders of the Class C Interests. In contrast, large or extraordinary dispositions of assets, businesses or stock, are highly unusual events that could diminish the value of the companies and therefore should not be undertaken without their consent.

(iv)   **Any material tax elections by the Company and any tax election by the Company that would impair the treatment of the Company or NUR as a partnership or pass-through entity for tax purposes.**

The election of tax treatment can have profound implications on the financial status and future of the Company and accordingly on the Regular Members' investment. Material tax elections are not a day-to-day activity of the Company. Also, the ability to obtain tax benefits is a fundamental aspect of the Class C Members' investment, and the loss of the ability to obtain those tax benefits would be a fundamental change to their investments.

(v)   **The purchase, lease or other acquisition by the Company of any securities or assets of any other Person, except for**

-4-

acquisitions of products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current Annual Budget and the Business Plan.

The purchase of securities or assets outside of the ordinary course of business or not provided for in the Annual Budget and Business Plan are by definition extraordinary actions which could have significant effects on the Regular Members' investment.

(vi)   **Any issuance of Debt in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of the Company or its subsidiaries (whether for borrowed money or otherwise).**

The Company is not in the business of issuing debt, and taking any of the above-listed actions in an amount in excess of $10 million could easily jeopardize the Regular Members' investment in Neptune. Accordingly, it is appropriate that their consent be obtained for these actions.

(vii)   **Any affirmative grants of security interests or other encumbrances in the material assets of the Project or the Company.**

The business of Neptune is entirely dependent upon the availability of its assets, the primary asset being the Cable Project. Granting security interests in or otherwise encumbering these assets could result in their not being available to the Company, which would deprive the Company of its ability to conduct business. Accordingly, this is an action that could fundamentally affect the Class C Members' investment and accordingly their consent should be required for any such action

(viii)   **The making of any material change in accounting practices, except to the extent required by law or GAAP, or voluntarily changing or termination of the appointment of the Company's accountants as of the Effective Date.**

A material change in Neptune's accounting practices, where such change is not required by law or GAAP, or the voluntary changing of the Company's accountants represents a change that is not part of day-to-day operations of the Company, and accordingly is an appropriate case for consent by the Regular Members.

(ix)   **Any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under any contracts that create or could reasonably be expected to**

create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000.

This provision complements the requirement for Regular Member approval of the Company's entering into contracts, create an obligation in excess of $500,000, other than in accordance with the then-current Annual Budget. Defaulting or giving rise to a right of acceleration of a material payment or termination would deprive the investors of the benefits of the contracts that establish the value of their investment, and it is appropriate that their approval be obtained prior to these actions taking place.

      (x)   **Any material amendments or material change orders to the FTCPA or EPC Contract.**

The construction of the Cable Project and the transmission services from which virtually all of the Company's revenues are derived are the basis for the investment in Neptune by the Regular Members. Material amendments to these contracts could significantly affect the value of the investment and therefore should not be permitted without the consent of the Regular Members.

      (xi)   **Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under the FTCPA or the EPC Contract.**

Because of the fundamental importance of the EPC and FTCPA contracts to the Cable Project, it is necessary that defaults under these contracts not occur without consent of the Regular Members.

      (xii)   **Any amendments or modifications to the definitions of Final Period, Final Period Allocation Percentages, Initial Period, Initial Period Allocation Percentages, Second Period, Second Period Allocation Percentages, Third Period or Third Period Allocation Percentages or to Section 5.3, 6.1 or 6.2 of the LLC Agreement.**

These provisions establish the details of the returns on investment that the Regular Members can obtain, and it would be inappropriate for the Company to be in a position to change these provisions without the consent of the investors. Similarly, changes to Section 5.3, which addresses the vesting of interests, and Sections 6.1 and 6.2, which establish the allocation of Company profits and losses for tax purposes, are fundamental to the Regular Members' investment and should not be subject to modification without their consent.

      (xiii)   **The adoption, entering into or becoming bound by, or the amendment, modification or termination of, any (a) employment contract with the executive officers of the Company, including any change in the compensation or terms of employment of such executive officers; or (b) any material employee benefit plan for employees of the Company.**

The CEO, COO and CFO are the nucleus of the management team that will lead Neptune to success or to failure. As such, they have a profound impact on the economic well-being of Neptune and therefore the holders of the Class C Interests. These persons will make the day-to-day decisions that Neptune is not permitted to make. Nonetheless, the holders of the Class C Interests must be comfortable with the people making those decisions in order to feel comfortable that their investment is adequately protected.

(xiv)   **Adopting any Annual Budget or amendment thereto that is inconsistent with the Business Plan or the making of any expenditure exceeding the aggregate budgeted amount in the Annual Budget by an amount greater than the lesser of $500,000 per event or series of related events (but not otherwise cumulatively) and an amount equal to five (5) % of such budgeted amount except expenditures reasonably incurred in connection with emergencies or mandates of any Governmental Authority.**

The requirement that the Regular Member consent to the budgets adopted by management if that budget differs from the agreed upon Business Plan, or deviates from the Annual Budget by a material amount, is intended as a check on actions that would adversely affect the value of the Regular Members' investment. The same logic applies to amendments to the budget. Absent a consent right, the Regular Members would have limited recourse if management were simply to amend the budget to provide for whatever expenditure it then desired.

(xv)   **The filing of any application to obtain, or any material amendment to, a material Project Permit, or any material filing in connection with the Company, Neptune Urban Renewal L.L.C. or the Project, or any material changes to the foregoing.**

As a regulated entity, Neptune's governmental permits and approvals are essential to its business. Filings seeking material permits or material changes to Project permits can substantially affect the value of the Regular Members' investment, and a consent right is therefore appropriate.

(xvi)   **The settlement of any claims, legal proceedings or arbitration on behalf of the Company that would materially adversely affect the Company or any of its Members or require the payment of more than $500,000 in the aggregate, or which include requests for injunction, specific performance or equitable relief and involve matters having a value in excess of $500,000 in the aggregate.**

Significant litigation is not a matter of the day-to-day operation of a company, and can profoundly affect the return on or viability of a business. For this

reason, the Regular Members, as the holders of the Class C Interests, should have a consent right with respect to any major litigation decisions.

(d)   **Interested Party Transactions**

Certain events or transactions present a higher potential for self-dealing, and as a result, such transactions should only be undertaken if they are approved as being in the best interest of Neptune by the Regular Members:

    (i)   **The entering into of any transaction involving potential conflicts of interests between the Company and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by the Company of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions; provided that if any such transaction involves a Class C Member (in a capacity other than as holder of Class C Member Interests), such Class C Member shall not be entitled to vote and the Class C Member Interests of such Class C Member shall be disregarded for the purpose of determining the aggregate percentage of Class C Member Interests voting on such matter.**

(e)   **Public Utility Holding Company Act of 1935**

The ownership of Neptune has been structured to ensure that the Regular Members do not become subject to regulation as holding companies pursuant to the Act. Accordingly, it is reasonable to restrict the Manager from taking or failing to take any action involving:

    (i)   **Any action (or failure to act) by Newco, the Company or any of the Company's subsidiaries that would result in any other member of the Company or its Affiliates (other than Newco and the Company and their subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under PUHCA or (b) being subject to any other federal or state regulation that in the reasonable discretion Newco or of any such member of the Company or any such Affiliate would have an adverse effect on such member of the Company or any such Affiliate.**

(f)   <u>Other</u>

Finally, the companies should not commit to any course of action that would require Regular Member consent without first having obtained such consent. Accordingly, Regular Member consent is required for:

(i)   any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

EXHIBIT H-1

<u>Proposed Form of Notice</u>

EIF Neptune, LLC, Starwood Energy Investors, L.L.C. and Atlantic Energy Partners have filed an Application seeking an order declaring, pursuant to Section 20 of the Public Utility Holding Company Act of 1935 ("Act") and Section 5(e) of the Administrative Procedure Act, 5 U.S.C. §554(e), that none of them will become a "holding company" within the meaning of Section 2(a)(7) of the Act solely as a result of their acquisition of interests in a "public-utility company," Neptune Regional Transmission System, LLC.